Pre-Paid Legal Services®, Inc.



Making a difference
ONE MEMBER
at a time.

2001 Annual Report

PPD LISTED NYSE

Design PPLSI Creative Development
Cover Photo Patricia Hammond, Pennsylvania Member

Our Company:

A pioneer in the prepaid legal plan industry in North America, Pre-Paid Legal Services®, Inc., has developed and marketed legal service plans to middle income families since 1972. For a low monthly fee, a Pre-Paid Legal plan provides access to comprehensive legal consultation and other services.

Our Mission:

Our goal literally is to revolutionize the way legal services are delivered in North America and beyond by providing affordable access to top quality law firms for middle income individuals and families. In essence, "Justice for All" truly becomes a reality.

DEAR FELLOW SHAREHOLDERS:

While we performed rather well last year, as you can imagine, we are glad it is over. We began the year with our accounting under a cloud and a class action lawsuit. But we believe in Pre-Paid. We knew we had to do one thing: Continue to build the company. And we did.

2001 Highlights

- Our membership base increased by 17%
- Our membership revenues increased by 23%
- Our EPS increased by 40%
- We repurchased $28.2 million of our stock
- We ended the year with no debt
- We grew our off balance sheet asset commission advances to nearly $10 per share

The accounting question is now behind us and the class action suit has been dismissed by the trial judge. We are optimistic this result will stand up on appeal. The time we had to spend dealing with those issues can now be spent on building even a better company, and that is what we are doing.

We enter 2002 a stronger company. We now have much greater respect for the importance of being able to grow our business and finance it from within. We are acutely conscious of the importance of having a business model that allows us to take advantage of irrational price swings in our stock to repurchase shares. Our business model is simple: We produce more cash than we need to grow the business. We have no debt and we use excess cash to repurchase shares. With that said, the key to understanding our future is to understand the uniqueness and the value of the product we deliver to our members.

We believe the United States has by far the best system of justice the world. However, nothing is perfect. Selecting a competent attorney can be a daunting task, and there are occasions when the advice of an attorney is needed, but the cost of those services is prohibitive. This is where Pre-Paid comes in.

The Legal Revolution

We are revolutionizing the way legal services are delivered. Our Provider Law Firms focus on one thing—providing the best professional advice to our members as efficiently as possible. How can we do that? They are paid per member per month. That is the heart of Pre-Paid and the revolution we are causing to happen! These payments totaled $87 million in 2001, up from $70 million in 2000. Two of our Provider Firms are now receiving more than $1 million per month. Paying our Provider Law Firms on a per member per month basis encourages a clear focus on providing the best professional advice as efficiently as possible.

In Their Own Words

We believe we not only serve a very large market, but we are growing the very market we serve. To help you understand our market, we began this year to share a few of the hundreds of letters we've received from our members complimenting Pre-Paid and our attorneys on the professional service they received. As you review these letters, we trust you'll better understand the market and the need for our product. This allows us significant opportunity for growth. Because we believe it is very important for you to understand that we deliver a product that has real value, we are including a number of excerpts from member letters in this annual report, such as the memorable story we received from Pennsylvania member Patricia Hammond (please see page 5).

Our members turn to our Provider Firms as valued counselors on legal as well as "life" issues—providing peace of mind worth far more than the low cost of membership. We believe that every member; every problem is important and we are dedicated not only to helping solve members problems, but doing so efficiently. We want our members to use the product, to know that we are there to serve them. We believe that ultimately this company – to which we have devoted our lives and in which you have invested - will succeed because of a sound business model delivering a product of real value.

That this has been a tough year is an understatement. But we grew, we remained profitable, and we repurchased shares. This could not have happened without our loyal, dedicated people here in Ada, our Provider Law Firms and our Associates in the field. Thank you for a job well done. I also want to thank our loyal shareholders. You have been through a lot. So have we, since we, your officers, continue to have the vast majority of our net worth in Pre-Paid. We appreciate your loyalty. We are devoted to making your loyalty worthwhile.

Thank you for your continued support.

Cordially,

Harland C. Stonecipher
Founder, Chairman and Chief Executive Officer



Our unique and diverse delivery system empowers those who benefit from our product to become independent sales associates and market directly to individuals and families. We also have a continually expanding group sales division, in which specially trained independent associates offer the product to employee benefit groups. As shown below, our product offering includes plans specially tailored for the needs of niche markets.



FAMILY LEGAL PLAN

More than 90% of 2001 Membership Revenues

Our most popular plan provides members and their families with:

- Toll-Free Telephone Consultations
- Letters & Phone Calls
- Will Preparation
- Motor Vehicle Legal Services
- Trial Defense Services
- IRS Audit Legal Services
- Preferred Member Discounts

Offered to individuals and families through direct sales (74% of 2001 sales) and to employees as a group benefit (26% of 2001 sales).

LEGAL SHIELD

As an add-on to our Family Legal Plan, the Legal Shield provides members 24-hour access to a lawyer if arrested or detained.

SMALL BUSINESS PLAN

3.8% of 2001 Membership Revenues

Provides small businesses access to legal counsel and valuable legal services they need to succeed in today's litigious climate.

HOME-BASED BUSINESS RIDER

1.5% of 2001 Membership Revenues

As an add-on to our Family Plan, the HBBR provides the growing number of home-based business owners legal services they need most.

LAW OFFICERS LEGAL PLAN

1.5% of 2001 Membership Revenues

The Law Officers Legal Plan provides a wide array of legal services specially tailored for the needs of law officers and their families.

COMMERCIAL DRIVERS LEGAL PLAN

0.9% of 2001 Membership Revenues

The CDLP was specifically designed for the legal needs of commercial drivers.

The POWER of Pre-Paid Legal...

Each year, we receive hundreds of letters from members letting us know how our product has, in some way, made a difference in their lives. This year we gathered a sampling of these letters in a special publication called *In Their Own Words*. Investors may request a complimentary copy by e-mailing us your name, mailing address, and telephone number at **bookrequest@pplsi.com**. All others, please call us at **580-436-7424** to purchase a copy.

"Pre-Paid Legal Services®, Inc., is doing something about the inequities of our legal system. We're addressing the fact that 'Equal Justice Under Law' has been really available only to those who could afford it. We are making access to our legal system a reality - one membership at a time."

- Harland C. Stonecipher (from the Introduction)

Dear Pre-Paid Legal,

I joined Pre-Paid Legal about a month ago. The membership was purchased from [an Associate] who called on me at my job. I decided to take advantage of the Will preparation, as I had talked to a lawyer and found out it would cost me about $400. With Pre-Paid it was free. In less than a week after joining , a collection agency called me about a long delinquent debt of $700. I could not convince them they had the wrong person. To protect my credit, since I will be buying a house shortly, I would have to pay the $700. I called Pre-Paid on the toll-free number. The very next day, the collection agency called and apologized, saying they had the wrong person, and my credit record is clear. In my first 30 days with Pre-Paid Legal, I have saved $1,000.00. Thank you Pre-Paid.

Sincerely, J. Howell, Texas

Dear Pre-Paid Legal,

Can't say thanks enough for your help with the problems with [a large telecommunications company] and their mistaken billings. Your advice to contact the utilities commission really worked. After four years of fighting, I think we have finally gotten this resolved and the credits have been applied where they should have been all along. You have saved me hours of worry repeatedly with your expert advice on each situation that has arisen. Can't say thanks enough. There is no way I will ever be without your service again. It is far better than any insurance I could buy. Keep up the good work.

Sincerely, T. Romero, Washington

Dear Pre-Paid Legal,

I want to thank you for kindly writing the letter to my landlord. I received my letter from you yesterday and so did he. He was on the phone to me at 9:30 this morning! He is allowing the $322.43 rent deduction for the car repairs to my left side mirror. He is also paying for the repairs to fix the gas stove. I want to thank you for your prompt attention to my legal problems. I was very pleased at the quick response from my landlord, and needless to say, a solution (in my favor) to the problems.

Sincerely, L. Sprague, California

Dear Pre-Paid Legal,

Recently, I had reason to engage Pre-Paid because of a complaint against a contractor. [They] installed a kitchen 18 months before. In short time, the shoddy work and inferior equipment became apparent. The company repeatedly failed to respond after we tried to communicate. Finally, we engaged Pre-Paid Legal. A representative from [the contracting company] came to investigate; he asserted that there was not much he could do except for some minor repairs. We were completely dissatisfied and contemplated court action. Unbeknownst to us, your lawyer contacted [the contractor]. Less than an hour later, the same man called and promised a complete repair to begin immediately. The result was a brand-new job using top quality materials and expert workmanship. We thank your firm, especially [the lawyer], for your expeditious handling of our situation.

Sincerely yours, J. Mason, New Jersey

Through a rigorous screening process, we ensure the firms providing service to our members are well-trained and share our service philosopher before we welcome them as Pre-Paid Legal provider law firms. Our extensive quality control measures further solidify our commitment to top-notch customer service for every member. Each and every one of our law firms is on the front lines every day, helping to make "Justice for ALL" a reality for our members.



Ron Glantz, Partner
Glantz & Glantz, P.C. (Provider Law Firm)
Plantation, Florida

Dear Pre-Paid Legal,

I recently joined Pre-Paid Legal Services and wanted to express to you how impressed I am with the attorneys in your firm with whom I have communicated. First of all, each was very fast in responding to me. Secondly, each acted with professionalism and knowledge, and was honorable, trustworthy, and thorough. A longtime New Yorker and Securities Analyst, I am quite familiar with attorneys. Being in south Florida, which is infamous for its scam artists, your firm gives me confidence that there are honorable attorneys and people besides my friends. I'm writing you this note for you to be aware, honored, and proud that these attorneys represent your firm.

Very truly yours,

J. Freedman, Florida



Patricia & Isiah Hammond
Pre-Paid Legal Members
Philadelphia, Pennsylvania

Making a difference: In her own words...

"Dear Pre-Paid Legal: Did you ever purchase a fire extinguisher and wonder if it will work? Did you ever purchase a security system and wonder if you pushed the emergency button, would someone respond?

I am a single mother with three children. I am a college graduate and am employed as a therapist working with children and families in need. I was approached in December 1999 by a Pre-Paid Legal Associate who presented to me a plan containing the Legal Shield. I did wonder, if the need arose, would a lawyer be there.

Dear Pre-Paid Legal,

"I am writing because I have been very impressed with the level of service I have received from my local Provider Law Firm, Feldman and Kramer, P.C. They have been very prompt in responding to my inquiries..."

M. Davis, New York

Dear Pre-Paid Legal,

"I would like to personally thank Harland Stonecipher for his innovative idea, but even more than that, I want you to know about the quality of service we've received from your Provider Law Firm Riggs, Abney, Neal, Turpen, Orbison and Lewis."

C. Winslow, Oklahoma

Dear Pre-Paid Legal,

"I am writing this letter to express our sincere appreciation for the lawyers at the Houston office of Ross and Matthews..."

E. Malecki, Texas

Dear Pre-Paid Legal,

"I would truly like to thank you and Parker Stanbury for your care and for standing behind your work..."

B. Keene, California

Dear Pre-Paid Legal,

"I am very pleased with the legal services provided for me through the firm of Deming, Parker, Hoffman, Green and Campbell..."

V. Doucet, Georgia

Dear Pre-Paid Legal,

"I would like to inform you that I am very happy with your South Carolina Provider Law Firm [Berry, Quackenbush and Stuart, P.A.]."

S. Derrick, South Carolina

Dear Pre-Paid Legal,

"I am writing to commend your system which has provided Welch, Gold and Siegel as our Provider Firm in Pennsylvania..."

J. Howell, Pennsylvania

Pre-Paid Legal sent 250,000 surveys to members who used their membership benefits in 2001. Of the responses received, the overall average was a rating of **very good to excellent.** In 2001, Pre-Paid Legal Provider Law Firms received over 3.8 million calls!

Mr. Stonecipher, on June, 4, 2000, after visiting with my father in Philadelphia who is ill, I was returning to my home at approximately 3 a.m. As I drove, I noticed a police car following me. I was somewhat apprehensive because of the numerous news stories of late concerning police activity and the profiling of African Americans. After following me for several blocks, the police, with their siren and lights, pulled me to the curb.

They initially indicated I was being stopped because my license plate was reported stolen in Canada, where I have never been. I bought my car new, and the license plate has been registered to me for several years. I knew this was a bogus excuse, and I was frightened.

The officers shone bright lights in my face and began probing my car. I recalled the Legal Shield and the promises of the sales Associate. I asked the officer if I could make a call to my lawyer. This request was met with sarcasm bordering on laughter that I would be able to call a lawyer at 3 a.m.

I quickly dialed the Legal Shield number and was connected to Joanna who obtained from me the necessary information. She asked me to hold for a moment during which time the officers continued to check me out and my car, increasing my level of concern.

...continued on next page

Pre-Paid Legal corporate operations include membership application processing, member-related customer service, various independent associate-related services including commission payments, receipt of membership fees, related general ledger accounting, development of marketing materials, and managing and monitoring the provider law firm relationships.

Our state-of-the-art management information system helps us optimize control of operational costs, monitor the use of membership benefits, and collect and maintain marketing/sales data and financial reporting records.

Our primary concerns in the architecture of private networks and web systems include security, capacity to accommodate peak traffic, disaster recovery, and scalability. Our management information system has substantial capacity to accommodate increases in business data before substantial upgrades will be required. This excess capacity will enable us to experience a significant increase in the number of members serviced with less than a commensurate increase of administrative costs.

We have built a strong Internet presence to strengthen the services we provide to both members and sales associates. Our Internet site, www.prepaidlegal.com, welcomes the multifaceted needs of our members, sales force, investors, and prospects. It has also reduced costs associated with communicating critical information to the associate sales force.

Our operations also include an internal production staff responsible for the development of audio, video, and printed sales materials, as well as departments responsible for regulatory and licensing compliance.

Within two minutes, she came back on the line and advised me that [the lawyer] of Welch, Gold, and Siegel, P.C., was on the line and ready to handle my problem. The police officer at my window, realizing that I was in contact with a lawyer, took two steps back, and tears filled my eyes with the relief that only a woman on a Philadelphia Street at 3 o'clock in the morning can understand.

As I spoke briefly with [the lawyer], I turned to the police officer, and the Canadian caper was dropped. The officer then said I did not stop at the stop sign long enough. They quickly retreated to their vehicles and disappeared into the night. No citation, no apology, no excuses.

I will never be without my Legal Shield, and I wish to become an Associate to extend this protection to my family, friends and anyone who will hear my story. I would like everyone to know my story, which in reality is also your story.

Mr. Stonecipher, thank you for my Legal Shield. Thank you for [the receptionist]. Thank you for Welch, Gold, and Siegel.

Your fire extinguisher worked.
There was a lawyer there.

Your devoted member,
Patricia Hammond, Pennsylvania

Our Provider Law Firms are selected to serve members based on a number of factors. We look for general practice law firms with a reputable, established practice. Also, we ask for recommendations from existing Provider Firms and other attorneys with which we have worked. We investigate these candidate law firms through State Bar Associations, client references, and most importantly, on-site interviews. The law firm is evaluated on education, experience, areas of law practiced, and customer service philosophy.

The majority of our Provider Law Firms are connected to the Company via high speed digital links to our management information system, providing real-time monitoring capability. The connection offers the Provider Firm access to specially designed software developed by Pre-Paid Legal for administration of services at the firm. These systems are backed up nightly and provide statistical reports of each law firm's activity and performance for the previous day. This special system allows the service to approximately 96% of our members to be monitored on an hourly or daily basis. In a few cases our Provider Law Firms with smaller membership bases are not connected to our system and must provide us with weekly reports to assist with the monitoring process to ensure the highest caliber of service to our members. While we emphasize quality control, we are careful to ensure that our Providers ultimately are responsible for the delivery of legal services in a confidential manner as required by attorneys' ethical rules.

The computer generated statistical reports that result from the direct link we have with our Provider Firms facilitate quality control monitoring of over 15 separate delivery features. In addition, we regularly conduct extensive random surveys of members who have used the services of their Provider Law Firm. We survey members in each state and province every 60 days, compile the results, and provide the Provider Firms with a copy of each survey and an overall summary of the results. If members indicate on a survey that the service did not meet their expectations, we contact them immediately to resolve the issue.



Attorneys with the Provider Firm
of Browne, Flebotte, Wilson & Horn
Durham, North Carolina

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)
(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 1-9293

PRE-PAID LEGAL SERVICES, INC.

(Exact name of registrant as specified in its charter)

Oklahoma (State or other jurisdiction of incorporation or organization)	73-1016728 (I.R.S. Employer Identification No.)
321 East Main Ada, Oklahoma (Address of principal executive offices)	74820 (Zip Code)

Registrant's telephone number including area code: (580) 436-1234

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 Par Value	New York Stock Exchange

Securities registered under Section 12 (g) of the Exchange Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ( ).

State the aggregate market value of the voting stock held by non-affiliates of the registrant. The aggregate market value shall be computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within the past 60 days prior to the date of the filing: As of February 28, 2002 - $370,000,000.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: As of February 28, 2002 there were 20,168,524 shares of Common Stock, par value $.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE.

Portions of the Company's definitive proxy statement for its 2002 annual meeting of shareholders are incorporated into Part III of this Form 10-K by reference.

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PRE-PAID LEGAL SERVICES, INC.
FORM 10-K

For the year ended December 31, 2001

TABLE OF CONTENTS

		Page
PART I.		
ITEM 1.	DESCRIPTION OF BUSINESS	
	General	1
	Acquisition of TPN, Inc. d.b.a. The Peoples Network	1
	Universal Fidelity Life Insurance Company	1
	Industry Overview	2
	Description of Memberships	3
	Specialty Legal Service Plans	5
	Provider Law Firms	6
	Marketing	8
	Operations	10
	Quality Control	11
	Competition	11
	Regulation	11
	Employees	13
	Foreign Operations	13
ITEM 2.	DESCRIPTION OF PROPERTY	13
ITEM 3.	LEGAL PROCEEDINGS	14
ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	15
PART II.		
ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	
	Market Price of and Dividends on the Common Stock	16
	Recent Sales of Unregistered Securities	16
ITEM 6.	SELECTED FINANCIAL DATA	17
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	
	General	19
	Measures of Member retention	25
	Results of Operations:	
	Comparison of 2001 to 2000	28
	Comparison of 2000 to 1999	29
	Liquidity and Capital Resources	31
	Forward-Looking Statements	33
	Risk Factors	33
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	34
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA	35
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	59
PART III.	**	
PART IV.		
ITEM 14.	EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K	59
SIGNATURES		60

** Information required by Part III is incorporated by reference from the Company's definitive proxy statement for its 2002 annual meeting of shareholders.

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PRE-PAID LEGAL SERVICES, INC.
FORM 10-K

FOR THE YEAR ENDED DECEMBER 31, 2001

PART I.

ITEM 1. DESCRIPTION OF BUSINESS

General

Pre-Paid Legal Services, Inc. (the "Company") was one of the first companies in the United States organized solely to design, underwrite and market legal expense plans. The Company's predecessor commenced business in 1972 and began offering legal expense reimbursement services as a "motor service club" under Oklahoma law. In 1976, the Company was formed and acquired its predecessor in a stock exchange. The Company began offering Memberships independent of the motor service club product by adding a legal consultation and advice service, and in 1979 the Company implemented a legal expense benefit that provided for partial payment of legal fees in connection with the defense of certain civil and criminal actions. The Company's legal expense plans (referred to as "Memberships") currently provide for a variety of legal services in a manner similar to medical plans. In most states and provinces, standard plan benefits include preventive legal services, motor vehicle legal defense services, trial defense services, IRS audit services and a 25% discount off legal services not specifically covered by the Membership for an average monthly Membership fee of approximately $21. Additionally, in approximately 37 states, the Legal Shield rider can be added to the standard plan for only $1 per month and provides members with 24-hour access to a toll-free number for attorney assistance if the member is arrested or detained.

Plan benefits are generally provided through a network of independent provider law firms, typically one firm per state or province. Members have direct, toll-free access to their provider law firm rather than having to call for a referral. At December 31, 2001, the Company had 1,242,908 Memberships in force with members in all 50 states, the District of Columbia and the Canadian provinces of Ontario, British Columbia, Alberta and Manitoba. Approximately 90% of such Memberships were in 29 states and the Canadian province of Ontario.

Acquisition of TPN, Inc. d.b.a. The Peoples Network ("TPN")

TPN was merged into the Company effective October 2, 1998. Since its inception in 1994, TPN had marketed personal and home care products, personal development products and services together with PRIMESTAR® satellite subscription television service to its members through a network marketing sales force. TPN had a sales force of approximately 30,000 distributors at the time of the acquisition of which approximately 13,000 immediately became Company sales associates after the acquisition. Due to concentration on Membership sales and the recruitment of new sales associates after the acquisition, product sales dramatically declined and were eliminated entirely in 2000. The acquisition qualified as a "pooling of interests" for financial reporting purposes.

Universal Fidelity Life Insurance Company

The Company completed its acquisition of Universal Fidelity Life Insurance Company ("UFL") on December 30, 1998. UFL, based in Duncan, Oklahoma, was a subsidiary of Pioneer Financial Services, Inc. ("Pioneer"), which is a member of the Conseco group of companies. As part of the transaction, Pioneer Life Insurance Company, a wholly owned subsidiary of Pioneer, entered into a 100% coinsurance agreement with UFL assuming all of the assets and liabilities relating to Medicare supplement and health care business written by UFL. UFL retained its existing life insurance business with annual premiums of approximately $1 million and continued to provide claims processing for the coinsured Medicare supplement and health care policies and receive full cost reimbursement for such services. UFL marketed primarily to individuals, age 65 and over, in New Mexico,

Oklahoma and Texas. The acquisition of UFL was accounted for using the purchase method of accounting for business combinations.

On December 31, 2001 the Company completed the sale of UFL. The Company received a $2.8 million dividend and $1.2 million from the sale of 100% of UFL stock. As a result of this sale, as required by discontinued operations accounting, UFL's net assets of $4.5 million have been segregated on the Consolidated Balance Sheet as of December 31, 2000. UFL's results of operations of $(504,000), $649,000 and $826,000, net of tax, have also been segregated in the Consolidated Statements of Income for the years ended December 31, 2001, 2000 and 1999, respectively.

Industry Overview

Legal service plans, while used in Europe for more than one hundred years and representing more than a $4 billion European industry, were first developed in the United States in the late 1960s. Since that time, there has been substantial growth in the number of Americans entitled to receive various forms of legal services through legal service plans. According to the latest estimates developed by the National Resource Center for Consumers of Legal Services ("NRC"), there were 157 million Americans without any type of legal service plan. The NRC estimates that 115 million Americans were entitled to service through at least one legal service plan in 2000 although more than half are "free" plans that generally provide limited benefits on an automatic enrollment without any direct cost to the individual. The 115 million Americans compares to 4 million in 1981, 15 million in 1985, 58 million in 1990 and 98 million in 1996. The legal service plan industry continues to evolve and market acceptance of legal service plans, as indicated by the continuing growth in the number of individuals covered by plans, is increasing.

Legal service plans are offered through various organizations and marketing methods and contain a wide variety of benefits. Free plans include those sponsored by labor unions, elder hotlines, the American Association of Retired Persons and the National Education Association according to NRC estimates, and accounted for approximately 57% of covered persons in 2000. The NRC estimates that an additional 26% are covered by employee assistance plans that are also automatic enrollment plans without direct cost to participants designed to provide limited telephonic access to attorneys for members of employee groups. Free plans and employee assistance plans therefore comprise approximately 83% of covered persons in 2000. Employer paid plans pursuant to which more comprehensive benefits are offered by the employer as a fringe benefit and the Armed Forces are each estimated by the NRC to account for approximately 5% of covered persons in 2000.

According to the NRC, the remaining covered persons in 2000 were covered by individual enrollment plans, other employment based plans, including voluntary payroll deduction plans, and miscellaneous plans. These plans were estimated by the NRC to account for approximately 7% of the market in 2000 and represent the market segment in which the Company primarily competes. According to the NRC, these plans typically have more comprehensive benefits, higher utilization, involve higher costs to participants, and are offered on an individual enrollment or voluntary basis.

Of the current work force covered by legal service plans, only 7% were estimated by the NRC to be covered by plans having full coverage. The Company believes these plans include benefits comparable to those provided by the Company's Memberships. Accordingly, the Company believes that significant opportunities exist for successful marketing of the Company's Memberships to employee groups and other individual consumers.

According to the latest estimates of the census bureaus of the United States and Canada, currently the two geographic areas in which the Company operates, the number of households in the combined area exceeds 125 million. Since the Company has always disclosed its members in terms of Memberships and individuals covered by the Membership include the individual who purchases the Membership together with his or her spouse and never married children living at home up to age 21 or up to age 23 if the children are full time college students, the Company believes that its market share should be viewed as a percentage of households. Historically, the Company's primary market focus has been the "middle" eighty percent of such households rather than the upper and lower ten percent segments based on the Company's belief that the upper ten percent may already have a relationship with an attorney or law firm and the lower ten percent may not be able to afford the cost of a legal service plan. As a percentage of this defined "middle" market of approximately 100 million households, the Company currently has a 1% share of the estimated market based on its existing 1.2 million active memberships and, over the last 29 years, an additional 2% of households have previously purchased, but no longer own, memberships. The Company routinely remarkets to previous members and reinstated approximately 54,000 and 48,000 Memberships during 2001 and 2000, respectively.

Description of Memberships

The Memberships sold by the Company generally allow members to access legal services through a network of independent law firms ("provider law firms") under contract with the Company. Provider law firms are paid a monthly fixed fee on a capitated basis to render services to plan members residing within the state or province in which the provider law firm attorneys are licensed to practice. Because the fixed fee payments by the Company to provider law firms do not vary based on the type and amount of benefits utilized by the member, this capitated arrangement provides significant advantages to the Company in managing claims risk. At December 31, 2001, Memberships subject to the capitated provider law firm arrangement comprised approximately 99% of the Company's active Memberships. The remaining Memberships, approximately 1%, were primarily sold prior to 1987 and allow members to locate their own lawyer ("open panel") to provide legal services available under the Membership with the member's lawyer being reimbursed for services rendered based on usual, reasonable and customary fees, or are in states where there is no provider law firm in place and the Company's referral attorney network is utilized.

Family Legal Plan

The Family Legal Plan currently marketed in most jurisdictions by the Company consists of five basic benefit groups that provide coverage for a broad range of preventive and litigation-related legal expenses. The Family Legal Plan accounted for more than 90% of the Company's Membership fees in 2001 and approximately 95% of the outstanding Memberships at December 31, 2001. In addition to the Family Legal Plan, the Company markets other specialized legal services products specifically related to employment in certain professions described below.

In 12 states, the Company's plans are available in the Spanish language. For the Spanish language plans, the provider law firms have both bilingual staff and lawyers and the Company has bilingual staff for both customer service and marketing service functions. The Company will continue to evaluate making its plans available in additional languages in markets where demand for such a product is expected to be sufficient to justify this additional cost.

In exchange for a fixed monthly, semi-annual or annual payment, members are entitled to specified legal services. Those individuals covered by the Membership include the individual who purchases the Membership along with his or her spouse and never married children living at home up to age 21 or up to age 23 if the children are full time college students. Also included are children up to age 18 for whom the member is legal guardian and any dependent child, regardless of age, who is mentally or physically disabled. Each Membership, other than the Business Owners' Legal Solutions Plan, is guaranteed renewable, except in the case of fraud or nonpayment of Membership fees. Historically, the Company has not raised rates to existing members. If new benefits become available, existing members may choose the newer, more comprehensive plan at a higher rate or keep their existing Memberships. Memberships are automatically renewed at the end of each Membership period unless the member cancels prior to the renewal date or fails to make payment on a timely basis.

The basic legal service plan Membership is sold as a package consisting of five separate benefit groups. Memberships range in cost from $14.95 to $26.00 per month depending in part on the schedule of benefits, which may vary from state or province in compliance with regulatory requirements. Benefits for domestic matters, bankruptcy and drug and alcohol related matters are limited in most Memberships.

Preventive Legal Services. These benefits generally offer unlimited toll-free access to a member's provider law firm for advice and consultation on any legal matter. These benefits also include letters and phone calls on the member's behalf, review of personal contracts and documents, each up to 10 pages in length, last will and testament preparation for the member and annual will reviews at no additional cost. Additional wills for spouse and other covered members may be prepared at a cost of $20.

Automobile Legal Protection. These benefits offer legal assistance for matters resulting from the operation of a licensed motor vehicle. Members have assistance available to them at no additional cost for: (a) defense in the court of original jurisdiction of moving traffic violations deemed meritorious, (b) defense in the court of original jurisdiction of any charge of manslaughter, involuntary manslaughter, vehicular homicide or negligent homicide as the result of a licensed motor vehicle accident, (c) up to 2.5 hours of assistance per incident for collection of minor property damages (up to $2,000) sustained by the member's licensed motor vehicle in an accident, (d) up to 2.5 hours of assistance per incident for collection of personal injury damages (up to $2,000) sustained by the member or covered family member while driving, riding or being struck as a pedestrian by a motor vehicle, and (e) up to 2.5 hours of assistance per incident in connection with an action, including an appeal, for the maintenance or reinstatement of a member's driver's license which has been canceled, suspended, or revoked. No coverage under this benefit of the basic legal service plan is offered to members for pre-existing conditions, drug or alcohol related matters, or for commercial vehicles over two axles or operation without a valid license.

Trial Defense. These benefits offer assistance to the member and the member's spouse through an increasing schedule of benefits based on Membership year. Up to 60 hours are available for the defense of civil or job-related criminal charges by the provider law firm in the first Membership year. The criminal action must be within the scope and responsibility of employment activities of the member or spouse. Up to 2.5 hours of assistance are available prior to trial, and the balance is available for actual trial services. The schedule of benefits under this benefit area increases by 60 hours each Membership year to: 120 hours in the second Membership year, 3 hours of which are available for pre-trial services; 180 hours in the third Membership year, 3.5 hours of which are available for pre-trial services; 240 hours in the fourth Membership year, 4 hours of which are available for pre-trial services, to the maximum limit of 300 hours in the fifth Membership year, 4.5 hours of which are available for pre-trial services. This benefit excludes domestic matters, bankruptcy, deliberate criminal acts, alcohol or drug-related matters, business matters, and pre-existing conditions.

In addition to the pre-trial benefits of the basic legal plan described above, there are additional pre-trial hours available as an option, or add-on, to the basic plan. These optional benefits cost $9.00 per month and add 15 hours of pre-trial services during the first year of the Membership increasing 5 additional hours each Membership year to the maximum limit of 35 hours in the fifth Membership year and increases total pre-trial and trial defense hours available pursuant to the expanded Membership to 75 hours during the first Membership year to 335 hours in the fifth Membership year. These pre-trial hours are in addition to those hours already provided by the basic plan so that the member, in the first year of the Membership, has a combined total of 17.5 pre-trial hours available escalating to a combined total of 39.5 pre-trial hours in the fifth Membership year. The Company has experienced increased sales of this option during the last three years.

IRS Audit Protection Services. This benefit offers up to 50 hours of legal assistance per year in the event the member, spouse or dependent children receive written notification of an Internal Revenue Service ("IRS") audit or are summoned in writing to appear before the IRS concerning a tax return. The 50 hours of assistance are available in the following circumstances: (a) up to 1 hour for initial consultation, (b) up to 2.5 hours for representation in connection with the audit if settlement with the IRS is not reached within 30 days, and (c) the remaining 46.5 hours of actual trial time if settlement is not achieved prior to litigation. Coverage is limited to audit notification received regarding the tax return for years during which the Membership is effective. Representation for charges of fraud or income tax evasion, business and corporate tax returns and certain other matters are excluded from this benefit.

With pre-trial benefits limited to 2.5 hours to 4.5 hours based on the Membership year for trial defense (without the pre-trial option described) and 3.5 hours for the IRS audit benefit, these benefits do not ensure complete pre-trial coverage. In order to receive additional pre-trial IRS audit or trial defense benefits, a matter must actually proceed to trial. The costs of pre-trial preparation that exceed the benefits under the Membership are the responsibility of the member. Provider law firms under the closed panel Membership have agreed to provide to members any additional pre-trial services beyond those stipulated in the Membership at a 25% discount from the provider law firm's customary and usual hourly rate. Retainer fees for these additional services may be required.

Preferred Member Discount. Provider law firms have agreed to provide to members any legal services beyond those stipulated in the Membership at a fee discounted 25% from the provider law firm's customary and usual hourly rate.

Legal Shield Benefit

In approximately 37 states, the Legal Shield plan can be added to the standard or expanded Family Legal Plan for $1 per month and provides members with 24-hour access to a toll-free number for provider law firm assistance if the member is arrested or detained. The Legal Shield member, if detained, can present their Legal Shield card to the officer that has detained them to make it clear that they have access to legal representation and that they are requesting to contact a lawyer immediately. The benefits of the Legal Shield plan are subject to conditions imposed by the detaining authority, which may not allow for the provider law firm to communicate with the member on an immediate basis. There were approximately 591,000 Legal Shield subscribers at December 31, 2001 compared to approximately 325,000 at December 31, 2000.

Canadian Family Plan

The Family Legal Plan is currently marketed in the Canadian provinces of Ontario, British Columbia, Alberta and Manitoba. The Company began operations in Ontario and British Columbia during 1999, Alberta in February 2001 and Manitoba in August 2001. Benefits of the Canadian plan include expanded preventive benefits including assistance with Canadian Government agencies, warranty assistance and small claims court assistance as well as the preferred member discount. Canadian Membership fees collected during 2001 were approximately $4.3 million in U.S. dollars compared to $3.8 million collected in 2000 and $1.0 million collected in 1999. The Company plans to expand operations in other provinces and territories of Canada.

Specialty Legal Service Plans

In addition to the Family Legal Plan described above, the Company also offers other specialty or niche legal service plans. These specialty plans usually contain many of the Family Legal Plan benefits adjusted as necessary to meet specific industry or prospective member requirements. In addition to those specialty plans described below, the Company will continue to evaluate and develop other such plans as the need and market allow.

Business Owners' Legal Solutions Plan

The Business Owners' Legal Solutions plan was developed during 1995 and provides business oriented legal service benefits for small businesses with 99 or fewer employees. This plan was developed and test marketed in selected geographical areas and more widely marketed beginning in 1996 at a monthly rate of $69.00. This plan provides small businesses with legal consultation and correspondence benefits, contract and document reviews, debt collection assistance and reduced rates for any non-covered areas. During 1997, the coverage offered pursuant to this plan was expanded to include trial defense benefits and Membership in GoSmallBiz.com, an unrelated Internet based service provider. Through GoSmallBiz.com, members may receive unlimited business consultations from business consultants and have access to timely small business articles, educational software, Internet tools and more. This expanded plan is currently marketed at a monthly rate ranging from $75 to $125 depending on the number of employees and provides business oriented legal service benefits for any for-profit business with 99 or fewer employees. This plan is available in 36 states and represented approximately 3.8%, 5.5% and 3.8% of the Company's Membership fees during 2001, 2000 and 1999, respectively.

Law Officers Legal Plan

The Law Officers Legal Plan, developed in 1991 and marketed to law enforcement officers, provides 24-hour job-related emergency toll-free access to a provider law firm and provides legal services associated with administrative hearings. This plan was designed to meet the legal needs of persons in the law enforcement profession and is currently marketed at the monthly rate of $16.00 or at a group rate of $14.95. The Company has members covered under the Law Officers Legal Plan in 27 states. The Law Officers Legal Plan offers the basic family legal plan benefits described above without the motor vehicle related benefits. These motor vehicle benefits are available in the Law Officers Legal Plan only for defense of criminal charges resulting from the operation of a licensed motor vehicle. Additionally, at no charge to the member, a 24-hour emergency hotline is available to access the services of the provider law firm in situations of job-related urgency. The Law Officers Legal Plan also offers representation at no additional charge for up to ten hours (five hours per occurrence) for two administrative hearings or inquiries per year and one pre-termination hearing per Membership year before a review board or arbitrator. Preparation and/or counsel for post-termination hearings are also available to members as a schedule of benefits, which increases with each Membership year. The schedule of benefits is similar to that offered under the Family Legal Plan Trial Defense, including the availability of the optional pre-trial hours described above for an additional $9.00 per month. During the years ended December 31, 2001, 2000 and 1999, the Law Officers Legal Plan accounted for approximately 1.5%, 4.8% and 2.1%, respectively, of the Company's Membership fees.

Commercial Driver Legal Plan

The Commercial Driver Legal Plan, developed in 1986, is designed specifically for the professional truck driver and offers a variety of driving-related benefits, including coverage for moving and non-moving violations. This plan provides coverage on a closed panel plan basis for persons who drive a commercial vehicle. This legal service plan is currently offered in 48 states. In certain states, the Commercial Driver Legal Plan is underwritten by the Road America Motor Club, an unrelated motor service club. During the years ended December 31, 2001, 2000 and 1999, this plan accounted for approximately .9%, 2.5% and 1.1%, respectively, of Membership fees. The Plan underwritten by the Road America Motor Club is available at the monthly rate of $35.95 or at a group rate of $32.95. Plans underwritten by the Company are available at the monthly rate of $32.95 or at a group rate of $29.95. Benefits include the motor vehicle related benefits described above, defense of Department of Transportation violations and the 25% discounted rate for services beyond plan scope, such as defense of non-moving violations. The Road America Motor Club underwritten plan includes bail and arrest bonds and services for family vehicles.

Home-Based Business Rider

The Home-Based Business plan was designed to provide small business owners access to commonly needed legal services. It can be added to the Expanded Family Legal Plan in approved states. To qualify, the business and residence address must be the same with three or fewer employees and be a for-profit business that is not publicly traded. Benefits under this plan include unlimited business telephone consultation, review of three business contracts per month, three business and debt collection letters per month and discounted trial defense rates. This plan also includes Membership in GoSmallBiz.com. This plan is available in 32 states and represented approximately 1.5%, .6% and .5% of the Company's Membership fees during 2001, 2000 and 1999, respectively.

Comprehensive Group Legal Services Plan

The Company introduced in late 1999 the Comprehensive Group plan, designed for the large group employee benefit market. This plan provides all the benefits of the Family Legal Plan as well as mortgage document preparation, assistance with uncontested legal situations such as adoptions, name changes, separations and divorces. Additional benefits include the preparation of health care power of attorney and living wills or directives to physicians. Although the Company has not experienced any significant sales of this plan, the Company expects this plan to improve its competitive position in the large group market.

Provider Law Firms

The Company's Memberships generally allow members to access legal services through a network of independent provider law firms under contract with the Company generally referred to as "provider law firms." Provider law firms are paid a fixed fee on a per capita basis to render services to plan members residing within the state or province in which the provider law firm attorneys are licensed to practice. Because the fixed fee payments by the Company to provider law firms in connection with the Memberships do not vary based on the type and amount of benefits utilized by the member, this arrangement provides significant advantages to the Company in managing its cost of benefits. Pursuant to these provider law firm arrangements and due to the volume of revenue directed to these firms, the Company has the ability to more effectively monitor the customer service aspects of the legal services provided and the financial leverage to help ensure a customer friendly emphasis by the provider law firms. Additionally, due to the volume of revenue that may be directed to particular provider law firms, the Company has access to larger, more diversified law firms. The Company, through its members, is typically the largest client base of its provider law firms.

Provider law firms are selected to serve members based on a number of factors, including recommendations from provider law firms and other lawyers in the area in which the candidate provider law firm is located and in neighboring states, investigation by the Company of bar association standing and client references, evaluation of the education, experience and areas of practice of lawyers within the firm, on-site evaluations by Company management, and interviews with lawyers in the firm who would be responsible for providing services. Most importantly, these candidate law firms are evaluated on the firm's customer service philosophy. The vast majority of the provider firms are "AV" rated by Martindale-Hubbell, the highest rating possible. Martindale-Hubbell has maintained ratings for the legal community for over a century. According to Martindale-Hubbell, its ratings reflect the confidential opinions of bar members and the judiciary, and attest to the individual lawyer's legal ability and adherence to professional standards of ethics.

The majority of provider law firms are connected to the Company via high-speed digital links to the Company's management information systems, thereby providing real-time monitoring capability. This online connection offers the provider law firm access to specially designed software developed by the Company for administration of legal services by the firm. These systems provide statistical reports of each law firm's activity and performance and allow approximately 96% of members to be monitored on a near real-time basis. The few provider law firms that are not online with the Company typically have a small Membership base and must provide various weekly reports to the Company to assist in monitoring the firm's service level. The combination of the online statistical reporting and weekly service reports for smaller provider law firms allows quality control monitoring of over 15 separate service delivery benchmarks. In addition, the Company regularly conducts extensive random surveys of members who have used the legal services of a provider law firm. The Company surveys each state every 60 days, compiles the results of such surveys and provides the provider law firms with copies of each survey and the overall summary of the results. If a member indicates on a survey the service did not meet their expectation, the member is contacted immediately to resolve the issue.

Each month, provider law firms are presented with a comprehensive report of ratings related to the Company's online monitoring, member complaints, member survey evaluations, telephone reports and other information developed in connection with member service monitoring. If a problem is detected, immediate remedial actions are recommended by the Company to the provider law firms to eliminate service deficiencies. In the event the deficiencies of a provider law firm are not eliminated through discussions and additional training with the Company, such deficiencies may result in the termination of the provider law firm. The Company is in constant communication with its provider law firms and meets with them frequently for additional training, to encourage increased communications with the Company and to share suggestions relating to the timely and effective delivery of services to the Company's members.

Each attorney member of the provider law firm rendering services must have at least two years of experience as a lawyer, unless the Company waives this requirement due to special circumstances such as instances when the lawyer demonstrates significant legal experience acquired in an academic, judicial or similar capacity other than as a lawyer. The Company provides customer service training to the provider law firms and their support staff through on-site training that allows the Company to observe the individual lawyers of provider law firms as they directly assist the members.

Agreements with provider law firms: (a) generally permit termination of the agreement by either party upon 60 days prior written notice, (b) permit the Company to terminate the Agreement for cause immediately upon written notice, (c) require the firm to maintain a minimum amount of malpractice insurance on each of its attorneys, in an amount not less than $100,000, (d) preclude the Company from interference with the lawyer-client relationship, (e) provide for periodic review of services provided, (f) provide for protection of the Company's proprietary information and (g) require the firm to indemnify the Company against liabilities resulting from legal services rendered by the firm. The Company is precluded from contracting with other law firms to provide the same service in the same geographic area, except in situations where the designated law firm has a conflict of interest, the Company enrolls a group of 500 or more members, or when the agreement is terminated by either party. Provider law firms are precluded from contracting with other prepaid legal service companies without Company approval. Provider law firms receive a fixed monthly payment for each member who are residents in the service area and are responsible for providing the Membership benefits without additional remuneration. If a provider law firm delivers legal services to an open panel member, the law firm is reimbursed for services rendered according to the open panel

Membership. Provider law firms currently average approximately 60 employees each and on average are evenly split between support staff and lawyers.

The Company has had occasional disputes with provider law firms, some of which have resulted in litigation. The toll-free telephone lines utilized and paid for by the provider law firms are owned by the Company so that in the event of a termination, the members' calls can be rerouted very quickly. Nonetheless, the Company believes that its relations with provider law firms are generally very good. At the end of 2001, the Company had provider law firms representing 45 states and three provinces compared to 43 states and two provinces at the end of 2000 and 41 states at the end of 1999. During the last three years, the Company's relationships with a total of four provider law firms were terminated by the Company or the provider law firm. Eight provider law firms have been under contract with the Company for more than eight years with the average tenure of all provider law firms being approximately 5 ½ years.

The Company has an extensive database of referral lawyers who have provided services to its members for use by members when a designated provider law firm is not available. Lawyers with whom members have experienced verified service problems, or are otherwise inappropriate for the referral system, are removed from the Company's list of referral lawyers.

Marketing

Multi-Level Marketing

The Company markets Memberships through a multi-level marketing program that encourages individuals to sell Memberships and allows individuals to recruit and develop their own sales organizations. Commissions are paid only when a Membership is sold and no commissions are paid based solely on recruitment. When a Membership is sold, commissions are paid to the associate making the sale, and to other associates (on average, 16 others at December 31, 2001 compared to 11 others at December 31, 2000 due to additional commission levels added during 2001) who are in the line of associates who directly or indirectly recruited the selling associate. The Company provides training materials, organizes area-training meetings and designates personnel at the home office specially trained to answer questions and inquiries from associates. The Company offers various communication avenues to its sales associates to keep such associates informed of any changes in the marketing of its Memberships. The primary communication vehicles utilized by the Company to keep its sales associates informed include extensive use of email, an interactive voice-mail service, *The Connection* monthly magazine, the weekly *Communication Show* that may be viewed via the Company's Internet webcasts, an interactive voice response system and the Company's website, prepaidlegal.com.

Multi-level marketing is primarily used for marketing based on personal sales since it encourages individual or group face-to-face meetings with prospective members and has the potential of attracting a large number of sales personnel within a short period of time. The Company's marketing efforts towards individuals typically target the middle income family or individual and seek to educate potential members concerning the benefits of having ready access to legal counsel for a variety of everyday legal problems. Memberships with individuals or families sold by the multi-level sales force constituted 74% of the Company's Memberships in force at December 31, 2001 compared to 73% and 75% at December 31, 2000 and 1999, respectively. Although other means of payment are available, approximately 73% of fees on Memberships purchased by individuals or families are paid on a monthly basis by means of automatic bank draft or credit card.

The Company's marketing efforts towards employee groups, principally on a payroll deduction payment basis, are designed to permit its sales associates to reach more potential members with each sales presentation and strive to capitalize on, among other things, what the Company perceives to be a growing interest among employers in the value of providing legal service plans to their employees. Memberships sold through employee groups constituted approximately 26% of total Memberships in force at December 31, 2001 compared to 27% and 25% at December 31, 2000 and 1999, respectively. The majority of employee group Memberships are sold to school systems, governmental entities and businesses. No group accounted for more than 1% of the Company's consolidated revenues from Memberships during 2001, 1999 or 1998. Substantially all group Memberships are paid on a monthly basis.

Sales associates are generally engaged as independent contractors and are provided with training materials and are given the opportunity to participate in Company training programs. Sales associates are required to complete a specified training program prior to marketing the Company's Memberships to employee groups. All advertising and solicitation materials used by sales associates must be approved by the Company prior to use. At December 31, 2001, the Company had 286,488 "vested" sales associates compared to 242,085 and 204,137 "vested" sales associates at December 31, 2000 and 1999, respectively. A sales associate is considered to be "vested" if he or she has personally sold at least three new Memberships per quarter or if he or she retains a personal Membership. A vested associate is entitled to continue to receive commissions on prior sales after all previous commission advances have been recovered. However, a substantial number of vested associates do not continue to market the Membership, as they are not required to do so in order to continue to be vested. During 2001, the Company had 81,613 sales associates who personally sold at least one Membership, of which 46,687 (57%) made first time sales. During 2000 and 1999 the Company had 73,826 and 64,611 sales associates producing at least one Membership sale, respectively, of which 43,169 (58%) and 41,121 (64%), respectively, made first time sales. During 2001, the Company had 13,749 sales associates who personally sold more than ten Memberships compared to 11,055 and 8,284 in 2000 and 1999, respectively. A substantial number of the Company's sales associates market the Company's Memberships on a part-time basis only.

The Company derives revenues from its multi-level marketing sales force, principally from a one-time enrollment fee of $65 from each new sales associate for which the Company provides initial marketing supplies and enrollment services to the associate. In January 1997, the Company implemented a new combination classroom and field training program, titled Fast Start to Success ("Fast Start"), aimed at increasing the level of new Membership sales per associate. The Fast Start program provides a direct economic incentive to existing associates to help train new recruits. Associates who successfully complete the program by writing three new Memberships and recruiting three new sales associates or by personally selling five new Memberships within 60 days of the associate's start date advance through the various commission levels at a faster rate and qualify for advance commissions. Associates in states that require the associate to become licensed will have 60 days from the issue date on their license to complete the same requirements. The program typically requires a fee of $184 per new associate, except for special promotions the Company implements from time to time, that is earned by the Company upon completion of the training program. Upon successful completion of the program, the sponsoring associates are paid certain training bonuses. Amounts collected from sales associates are intended primarily to offset the Company's costs incurred in recruiting and training and providing materials to sales associates and are not intended to generate profits from such activities. Other revenues from sales associates represent the sale of marketing supplies and promotional materials.

Regional Vice Presidents

The Company has a group of employees that serve as Regional Vice Presidents ("RVPs") responsible for associate activity in a given geographic region and with the ability to appoint independent contractors as Area Coordinators within the RVP's region. The RVPs have weekly reporting requirements as well as quarterly sales and recruiting goals. The RVP and Area Coordinator program provides a basis to effectively monitor current sales activity, further educate and motivate the sales force and otherwise enhance the relationships between the associates and the Company. New products and initiatives will continue to be channeled through the RVPs and Area Coordinators. At December 31, 2001, the Company had 58 RVPs in place.

Pre-Paid Legal Benefits Association

The Pre-Paid Legal Benefits Association was founded in 1999 with the intent of providing sales associates the opportunity to have access, at their own expense, to health insurance and life insurance benefits. Membership in the Association allows a sales associate to become eligible to enroll in numerous benefit programs, as well as take advantage of attractive affinity agreements. Membership in this association is open to sales associates that reach a certain level within the Company's marketing programs who also maintain an active personal legal services Membership. The Benefits Association is a separate association not owned or controlled by the Company and is governed by a 16 member Board of Directors, including four officer positions. None of the officers or directors of the Benefits Association serve in any such capacity with the Company. The Benefits Association employs a Director of Associate Benefits as well as a third-party benefits administration company, both paid by the Association. Affinity programs available to members of the Benefits Association include credit cards, long-distance plans including paging, wireless services and Internet service provider offerings, real estate planning programs and a travel club. As determined by its Board of Directors, some of the revenue generated by the Benefits Association through commissions from vendors of the benefit and affinity programs or contributed to the Benefits Association by the Company may be used to make open-market purchases of the Company's stock for use in stock awards to Benefit Association members based on criteria established by the Benefits Association. At December 31, 2001, approximately 21,000 shares had been purchased by the Benefits Association for future awards to its members.

Cooperative Marketing

The Company has in the past, and may in the future, develop marketing strategies pursuant to which the Company seeks arrangements with insurance and service companies that have established sales forces. Under such arrangements, the agents or sales force of the cooperative marketing partner market the Company's Memberships along with the products already marketed by the partner's agents or sales force. Such arrangements allow the cooperative marketing partner to enhance its existing customer relationships and distribution channels by adding the Company's product to the marketing partner's existing range of products and services, while the Company is able to gain broader Membership distribution and access to established customer bases.

The Company has a cooperative marketing agreement with Atlanta-based Primerica Financial Services ("PFS"), a subsidiary of Citigroup, Inc. PFS is one of the largest financial services marketing organizations in North America with more than 100,000 personal financial analysts across the U.S. and Canada. The PFS cooperative marketing agreement resulted in approximately 13,000 and 12,000 Memberships during 2001 and 2000, respectively.

The Company has had limited success with cooperative marketing arrangements in the past and is unable to predict with certainty what success it will achieve, if any, under its existing or future cooperative marketing arrangements.

Internet marketing alliances

The Company is continuing to develop an Internet marketing alliance strategy pursuant to which the Company will seek arrangements with established Internet companies. Under such proposed alliances, those visiting the web sites of the alliance partner will have the opportunity to learn more about legal service plans including the ability to immediately purchase a Membership on-line. Such arrangements allow the alliance partner to derive an additional revenue source from those already visiting their websites and allow the Company to benefit from the tremendous volume of individuals visiting such sites. Such alliances should allow the Company to gain broader Membership distribution and access to established customer bases of an alliance partner.

Operations

The Company's corporate operations involve Membership application processing, member-related customer service, various associate-related services including commission payments, receipt of Membership fees, related general ledger accounting, and managing and monitoring the provider law firm relationships.

The Company utilizes a management information system to control operations costs and monitor benefit utilization. Among other functions, the system evaluates benefit claims, monitors member use of benefits, and monitors marketing/sales data and financial reporting records. Dominant company concerns in the architecture of private networks and web systems include security, capacity to accommodate peak traffic, disaster recovery, and scalability. The Company believes its management information system has substantial capacity to accommodate increases in business data before substantial upgrades will be required. The Company believes this excess capacity will enable it to experience a significant increase in the number of members serviced with less than a commensurate increase of administrative costs.

The Company has built a strong Internet presence to strengthen the services provided to both members and associates. The Company's Internet site, at www.prepaidlegal.com, welcomes the multifaceted needs of our members, sales force, investors, and prospects. It has also reduced costs associated with communicating critical information to the associate sales force.

The Company's operations also include departments specifically responsible for marketing support and regulatory and licensing compliance. The Company has an internal production staff that is responsible for the development of new audio and video sales materials.

Quality Control

In addition to the Company's quality control efforts for provider law firms described above, the Company also closely monitors the performance of its home office personnel, especially those who have telephone contact with members or sales associates. The Company records home office employee telephone calls with its members and sales associates to assure that Company policies are being followed and to gather data about recurring problems that may be avoided through modifications in policies. The Company also uses such recorded calls for training and recognition purposes.

Competition

The Company competes in a variety of market segments in the prepaid legal services industry, including, among others, individual enrollment plans, employee benefit plans and certain specialty segments. According to 2000 estimates by NRC (the most recent data available), an estimated 40% of the total estimated market in the segments in which the Company competes is served by a large number of small companies with regional areas of emphasis or union-based automatic enrollment plans. The remaining 60% of such market are served primarily by the Company and five other principal competitors: Hyatt Legal Plans (a MetLife company), ARAG Group (formerly Midwest Legal Services), LawPhone/ACS, National Legal Plan and Legal Services Plan of America (a GE Financial Assurance Partnership Marketing Group company, formerly the Signature Group). For employment-based plans other than employer paid, union-based automatic enrollment plans and employee assistance plans and for individual enrollment plans, the Company represents approximately 44% of the market share garnered by this group according to the NRC.

If a greater number of companies seek to enter the prepaid legal services market, the Company will experience increased competition in the marketing of its Memberships. However, the Company believes its competitive position is enhanced by its actuarial database, its existing network of provider attorney law firms and its ability to tailor products to suit various types of distribution channels or target markets. The Company believes that no other competitor has the ability to monitor the customer service aspect of the delivery of legal services to the same extent the Company does. Serious competition is most likely from companies with significant financial resources and advanced marketing techniques.

Regulation

The Company is regulated by or required to file with or obtain approval of State Insurance Departments, Secretaries of State, State Bar Associations and State Attorney General offices depending on individual state opinions of regulatory responsibility for legal expense plans. The Company is also required to file with similar government agencies in Canada. While some states or provinces regulate legal expense plans as insurance or specialized legal expense products, others regulate them as services.

As of December 31, 2001, the Company or one of its subsidiaries was marketing new Memberships in 35 states or provinces that require no special licensing or regulatory compliance. The Company's subsidiaries serve as operating companies in 16 states that regulate Memberships as insurance or specialized legal expense products. The most significant of these wholly owned subsidiaries are Pre-Paid Legal Casualty, Inc. ("PPLCI") and Pre-Paid Legal Services, Inc. of Florida ("PPLSIF"). Of the Company's total Memberships in force as of December 31, 2001, 36% were written in jurisdictions that subject the Company or one of its subsidiaries to insurance or specialized legal expense plan regulation.

The Company began selling Memberships in the Canadian provinces of Ontario and British Columbia during 1999, Alberta during February 2001 and Manitoba during August 2001. The Memberships currently marketed by the Company in such provinces do not constitute an insurance product and therefore are exempt from insurance regulation.

In states with no special licensing or regulatory requirements, the Company commences operations only when advised by the appropriate regulatory authority that proposed operations do not constitute conduct of the business of insurance. There is no assurance that Memberships will be exempt from insurance regulation even in states or provinces with no specific regulations. In these situations, the Company or one of its subsidiaries would be required to qualify as an insurance company in order to conduct business.

PPLCI serves as the operating company in most states where Memberships are determined to be an insurance product. PPLCI is organized as a casualty insurance company under Oklahoma law and as such is subject to regulation and oversight by various state insurance agencies. These agencies regulate the Company's forms, rates, trade practices, allowable investments and licensing of agents and sales associates. These agencies also prescribe various reports, require regular evaluations by regulatory authorities, and set forth-minimum capital and reserve requirements. The Company's insurance subsidiaries are routinely evaluated and examined by representatives from the various regulatory authorities in the normal course of business. Such examinations have not and are not expected to adversely impact the Company's operations or financial condition in any material way. The Company believes that all of its subsidiaries meet any required capital and reserve requirements. Dividends paid by PPLCI are restricted under Oklahoma law to available surplus funds derived from realized net profits.

The Company is required to register and file reports with the Oklahoma Insurance Commissioner as a member of a holding company system under the Oklahoma Insurance Holding Company System Regulatory Act. Transactions between PPLCI and the Company or any other subsidiary must be at arms-length with consideration for the adequacy of PPLCI's surplus, and must have prior approval of the Oklahoma Insurance Commissioner. Payment of any extraordinary dividend by PPLCI to the Company requires approval of the Oklahoma Insurance Commissioner. During each of 2001 and 2000, PPLCI declared a $5 million dividend payable to the Company of which $1.5 million was paid in 2000, $3.5 million paid in 2001 and the remaining $5 million in 2002. Additionally, during 2001, the Company received a $2.8 million dividend from UFL after receiving all necessary regulatory approvals. On December 31, 2001 the Company completed the sale of its wholly owned subsidiary UFL, after receiving all necessary regulatory approvals. Any change in control of the Company, defined as acquisition by any method of more than 10% of the Company's outstanding voting stock, including rights to acquire such stock by conversion of preferred stock, exercise of warrants or otherwise, requires approval of the Oklahoma Insurance Commissioner. Holding company laws in some states, in which PPLCI operates, such as Texas, provide for comparable registration and regulation of the Company.

Certain states have enacted special licensing or regulatory requirements designed to apply only to companies offering legal service products. These states most often follow regulations similar to those regulating casualty insurance providers. Thus, the operating company may be expected to comply with specific minimum capitalization and unimpaired surplus requirements; seek approval of forms, Memberships and marketing materials; adhere to required levels of claims reserves, and seek approval of premium rates and agent licensing. These laws may also restrict the amount of dividends paid to the Company by such subsidiaries. PPLSIF is subject to restrictions of this type under the laws of the State of Florida, including restrictions with respect to payment of dividends to the Company.

As the legal plan industry matures, additional legislation may be enacted that would affect the Company and its subsidiaries. The Company cannot predict with any accuracy if such legislation would be adopted or its ultimate effect on operations, but expects to continue to work closely with regulatory authorities to minimize any undesirable impact.

The Company's operations are further impacted by the American Bar Association Model Rules of Professional Conduct ("Model Rules") and the American Bar Association Code of Professional Responsibility ("ABA Code") as adopted by various states. Arrangements for payments to a lawyer by an entity providing legal services to its members are permissible under both the Model Rules and the ABA Code, so long as the arrangement prohibits the entity from regulating or influencing the lawyer's professional judgment. The ABA Code prohibits lawyer participation in closed panel legal service programs in certain circumstances. The Company's agreements with provider law firms comply with both the Model Rules and the ABA Code. The Company relies on the lawyers serving as the designated provider law firms for the closed panel benefits to determine whether their participation would violate any ethical guidelines applicable to them. The Company and its subsidiaries comply with filing requirements of state bar associations or other applicable regulatory authorities.

The Company also is required to comply with state, provincial and federal laws governing the Company's multi-level marketing approach. These laws generally relate to unfair or deceptive trade practices, lotteries, business opportunities and securities. The Company has experienced no material problems with marketing compliance. In jurisdictions that require associates to be licensed, the Company receives all applications for licenses from the associates and forwards them to the appropriate regulatory authority. The Company maintains records of all associates licensed, including effective and expiration dates of licenses and all states in which an associate is licensed. The Company does not accept new Membership sale applications from any unlicensed associate in such jurisdictions.

Employees

At December 31, 2001, after the sale of UFL, the Company and its subsidiaries employed 586 individuals on a full-time basis, exclusive of independent agents and sales associates who are not employees. None of the Company's employees are represented by a union. Management considers its employee relations to be good.

Foreign Operations

The Company began operations in the Canadian provinces of Ontario and British Columbia during 1999, Alberta in February 2001 and Manitoba in August 2001 and derived aggregate revenues, including Membership fees and revenues from associate services, from Canada of $4.4 million in U.S. dollars during 2001 compared to $4.9 million and $2.7 million in 2000 and 1999, respectively. Due to the relative stability of the United States and Canadian foreign relations and currency exchange rates, the Company believes that any risk of foreign operations or currency valuations is minimal and would not have a material effect on the Company's financial condition, liquidity or results of operations.

ITEM 2. DESCRIPTION OF PROPERTY

The executive and administrative offices of the Company and its subsidiaries are located at 321 East Main Street, Ada, Oklahoma. These offices, containing approximately 40,000 square feet of office space, are owned by the Company. Additionally, the Company completed construction during 1999, of a new facility containing approximately 17,000 square feet of office and warehouse and shipping space. The Company now has three buildings on its property located approximately five miles from the Company's executive and administrative offices. The Company previously completed construction of its Customer Care facility during 1998 that contains approximately 10,000 square feet of office and call center space. The Customer Care facility is adjacent to the material distribution center constructed during 1997 containing 8,600 square feet that is now used for general office space. The Company currently fully utilizes these three existing facilities with combined square footage of more than 35,000 square feet and has begun construction of a new home office complex in Ada located approximately five miles from its current location. The new home office will be constructed on approximately 87 acres contributed to the Company by the City of Ada in 2001 as part of an economic development incentive package. Pursuant to the terms of the incentive package, the Company must construct its new building within five years with a completed value of at least $12 million or the acreage reverts back to the contributing entity. The Company chose the general contractor for the new complex in August 2001 and construction began in November 2001. Scheduled completion of the estimated $30 million complex, which will include a sales associate Hall of Fame and six-story tower, is June 2003. Costs incurred through December 31, 2001 of approximately $1.7 million have been paid from existing resources and cash flow.

In addition to the property described above that is owned by the Company, the Company opened an additional Customer Care facility in Antlers, Oklahoma during March 2000, in building space provided by the City of Antlers at no cost to the Company. This facility contains approximately 50 Customer Care representatives with the option of adding another 50 to 100 representatives in the next two years. In conjunction with a rural economic development program coordinated by the City of Antlers, a new facility is being built at no cost to the Company that will accommodate more than 100 customer service representatives. The Company has agreed to lease the facilities upon completion of the construction.

ITEM 3. LEGAL PROCEEDINGS

The Company and various of its executive officers have been named as defendants in a putative securities class action originally filed in the United States District Court for the Western District of Oklahoma in early 2001 seeking unspecified damages on the basis of allegations that the Company issued false and misleading financial information, primarily related to the method the Company used to account for commission advance receivables from sales associates. On March 5, 2002, the Court granted the Company's motion to dismiss the complaint, with prejudice, and entered judgment in favor of the defendants. The deadline for plaintiffs to file notice of their intent to appeal, if any, is thirty days from the date on which the judgment is entered.

In January 2001, the Company received inquiries from the Division of Enforcement of the SEC requesting information relating primarily to the Company's accounting policies for commission advance receivables from sales associates. The Company has had no further contact from the Division of Enforcement. The Division of Enforcement's inquiries were informal and did not constitute a formal investigation or proceeding. The Company is unable to determine the ultimate outcome of this inquiry, including whether the Division of Enforcement will continue the inquiry subsequent to the Company's decision to restate its financial statements. As of March 8, 2002, the Company has had no further contact from the Division of Enforcement.

On June 7, 2001 and August 3, 2001, shareholder derivative actions were filed by alleged company shareholders, Bruce A. Hansen and Donna L. Hansen, and Roger Strykowski, respectively, against all of the directors of the Company seeking unspecified actual and punitive damages on behalf of the Company based on allegations of breach of fiduciary duty, corporate waste and mismanagement by the defendant directors. On August 14, 2001, Mr. Strykowski filed an amended complaint, which added Deloitte & Touche, the Company's previous outside auditors, as defendants. The complaints allege that the defendant directors caused the Company to violate generally accepted accounting principles and federal securities laws by improperly capitalizing commission expenses, caused the Company to allegedly pay increased salaries and bonuses based upon financial performance which was allegedly improperly inflated, and caused the Company to expend significant dollars in connection with the defense of its accounting policy, including cost incurred in connection with the defense of the securities class actions described above, and in connection with the repurchase of its own shares on the open market at allegedly artificially inflated prices. The derivative actions have been consolidated and are in the preliminary pleading stage. The Company believes that these derivative actions are related to the putative securities class actions described above and may be intended to circumvent the restrictions on those actions imposed by the Private Securities Litigation Reform Act of 1995. On February 15, 2002, the defendants moved to stay the derivative action pending a decision on the motion to dismiss the related securities class actions. On March 8, 2002, the Pre-Paid defendants withdrew that motion as moot in light of the March 5, 2002 order dismissing the putative securities class actions. On March 1, 2002, plaintiffs filed a consolidated amended derivative complaint making claims and allegations similar to those contained in the original derivative complaints. While the outcome of these cases is uncertain, based on the information currently available to the Company, it appears that the complaints should be dismissed because the plaintiffs failed to make or excuse the requisite demand that the Company pursue the claims of alleged misconduct as well as for failure to state a claim.

In the second quarter of 2001 and through January 30, 2002, multiple lawsuits were filed against the Company, certain sales associates and other unnamed defendants in Alabama state courts by current or former members seeking unspecified actual and punitive damages for alleged breach of contract and fraud in connection with the sale of memberships. As of March 8, 2002, the Company was aware of 21 separate lawsuits involving approximately 114 plaintiffs that have been filed in multiple counties in Alabama, and additional suits of a similar nature have been threatened to be filed in Alabama and elsewhere by one or more of the counsel involved in these suits in Alabama. These cases make allegations similar to allegations made in cases previously filed against the Company in Alabama state courts by multiple plaintiffs which were previously settled for a payment of $1.5 million to settle claims by 97 separate claimants. In January 2002, one of the law firms representing individual plaintiffs filed a putative class action on behalf of all Alabama residents purchasing memberships seeking damages and injunctive relief based on alleged failures to provide coverage under the memberships. Based on the Company's preliminary investigation of the new cases, the facts involved are in many respects significantly different from the facts involved in the case the company previously settled. These cases are all in various stages of litigation, and the ultimate outcome of any particular case is not determinable.

On June 29, 2001, an action was filed in the District Court of Canadian County, Oklahoma by Gina Cotwitz against the Company. This action is a putative class action on behalf of all sales associates of the Company and alleges violations of the Oklahoma Consumer Protection Act, the Oklahoma Uniform Consumer Credit Code and breach of contract in connection with certain of the Company's practices relating to advancing commissions to sales associates. The Company has filed an answer denying the plaintiff's claims and raising affirmative defenses and intends to vigorously defend this case. The case is in the preliminary stages and the ultimate outcome is not determinable.

On March 1, 2002, an action was filed in the United States District Court for the Western District of Oklahoma by Caroline Sandler, Robert Schweikert, Sal Corrente, Richard Jarvis and Vincent Jefferson against the Company and certain executive officers. This action is putative class action filed on behalf of all sales associates of the Company and alleges that the marketing plan offered by the Company constitutes a security under the Securities Act of 1933 and seeks remedies for failure to register the marketing plan as a security and for violations of the anti-fraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 in connection with representations alleged to have been made in connection with the marketing plan. The Complaint also alleges violations of the Oklahoma Securities Act, the Oklahoma Business Opportunities Sales Act, breach of contract, breach of duty of good faith and fair dealing and unjust enrichment and violation of the Oklahoma Consumer Protection Act and negligent supervision. The Company intends to vigorously defend this case. The case is in the preliminary stages and the ultimate outcome is not determinable.

The Company is a defendant in various other legal proceedings that are routine and incidental to its business. The Company will vigorously defend its interests in these proceedings. While the ultimate outcome of these proceedings is not determinable, the Company does not currently anticipate that these contingencies will result in any material adverse effect to its financial condition or results of operation.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Price of and Dividends on the Common Stock

At February 28, 2002, there were 5,510 holders of record (including brokerage firms and other nominees) of the Company's common stock which is listed on the New York Stock Exchange under the symbol "PPD." The following table sets forth, for the periods indicated, the range of high and low sales prices for the common stock, as reported by the New York Stock Exchange.

	High	Low
2002:		
1st Quarter (through February 28)	$27.45	$18.85
2001:		
4th Quarter	$22.25	$15.05
3rd Quarter	22.48	15.80
2nd Quarter	24.75	10.04
1st Quarter	28.63	10.05
2000:		
4th Quarter	$48.75	$23.56
3rd Quarter	34.44	29.38
2nd Quarter	34.75	26.00
1st Quarter	32.44	19.88

The Company has never declared a cash dividend on its common stock. For the foreseeable future, it is anticipated that earnings generated from the operations of the Company will be used to finance the Company's growth and to purchase shares of its stock and that cash dividends will not be paid to holders of the common stock. Any decision by the Board of Directors of the Company to pay cash dividends in the future will depend upon, among other factors, the Company's earnings, financial condition and capital requirements. In addition, the Company's ability to pay dividends is dependent in part on its ability to derive dividends from its subsidiaries. The payment of dividends by PPLCI is restricted under the Oklahoma Insurance Code to available surplus funds derived from realized net profits and requires the approval of the Oklahoma Insurance Commissioner for any dividend representing more than 10% of such accumulated available surplus or an amount representing more than the previous years' net profits. During each of 2001 and 2000, PPLCI declared a $5 million dividend payable to the Company of which $1.5 million was paid in 2000, $3.5 million paid in 2001 and the remaining $5 million in 2002. Additionally, during 2001, the Company received a $2.8 million dividend from UFL after receiving all necessary regulatory approvals. PPLSIF is similarly restricted pursuant to the insurance laws of Florida. At December 31, 2001, PPLSIF did not have funds available for payment of substantial dividends without the prior approval of the insurance commissioner while PPLCI had approximately $5.6 million in surplus funds available for payment of an ordinary dividend.

The Company has a line of credit with Bank of Oklahoma, N.A. as described in "Management's Discussion and Analysis – Liquidity and Capital Resources," which prohibits payment of cash dividends on its common stock.

Recent Sales of Unregistered Securities

None.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected financial and statistical data for the Company as of the dates and for the periods indicated. As a result of the 1998 fourth quarter acquisition of TPN, Inc. ("TPN") that was accounted for as a pooling of interests, the 1997 and 1998 periods have been restated to include the operating results of TPN. This information is not necessarily indicative of the Company's future performance. The following information should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere herein.

	Year Ended December 31,				
	2001	2000	1999	1998	1997
Income Statement Data:	(In thousands, except ratio, per share and Membership amounts)				
Revenues:					
Membership fees	$ 263,514	$ 211,763	$ 153,918	$107,393	$ 74,555
Associate services	36,485	30,372	22,816	17,255	12,143
Product sales	60	1,016	5,888	27,779	41,070
Other	3,602	3,232	3,809	2,901	1,867
Total revenues	303,661	246,383	186,431	155,328	129,635
Costs and expenses:					
Membership benefits	87,429	69,513	51,089	35,465	24,684
Commissions	111,060	96,614	74,333	50,652	38,717
Associate services and direct marketing	29,879	23,251	15,815	14,738	11,431
General and administrative expenses	28,243	21,524	19,280	21,902	20,311
Product costs	33	675	4,174	17,967	27,017
Other, net	5,884	4,403	3,226	2,152	1,626
Total costs and expenses	262,528	215,980	167,917	142,876	123,786
Income from continuing operations before income taxes and cumulative effect of change in accounting principle	41,133	30,403	18,514	12,452	5,849
Provision for income taxes	13,519	9,550	6,480	1,013	3,962
Income from continuing operations before cumulative effect of change in accounting principle	27,614	20,853	12,034	11,439	1,887
Income (loss) from operations of discontinued UFL segment (net of applicable income tax benefit (expense) of $0, $387 and ($444) for years 2001, 2000 and 1999, respectively)	(504)	649	826	-	-
Income before cumulative effect of change in accounting principle	27,110	21,502	12,860	11,439	1,887
Cumulative effect of adoption of SAB 101 (net of applicable income tax benefit of $546)	-	(1,013)	-	-	-
Net income	27,110	20,489	12,860	11,439	1,887
Less dividends on preferred shares	-	4	10	10	13
Net income applicable to common stockholders	$ 27,110	$ 20,485	$ 12,850	$ 11,429	$ 1,874
Basic earnings per common share from continuing operations before cumulative effect of accounting change	$ 1.28	$ .93	$ .52	$ .49	$ .08
Basic earnings per common share from discontinued operations	(.02)	.03	.04	-	-
Basic earnings per common share before cumulative effect of change in accounting principle	1.26	.96	.56	.49	.08
Cumulative effect of adoption of SAB 101	-	(.05)	-	-	-
Basic earnings per common share	$ 1.26	$ .91	$ .56	$ .49	$ .08

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(In thousands, except ratio, per share and Membership amounts)				
Diluted earnings per common share from continuing operations before cumulative effect of accounting change	$ 1.28	$ .92	$ .51	$ .48	$ .08
Diluted earnings per common share from discontinued operations	(.02)	.03	.04	-	-
Diluted earnings per common share before cumulative effect of accounting change	1.26	.95	.55	.48	.08
Cumulative effect of adoption of SAB 101	-	(.05)	-	-	-
Diluted earnings per common share	$ 1.26	$ .90	$ .55	$ .48	$ .08
Pro forma amounts assuming adoption of SAB 101 is retroactively applied:					
Net income		$ 21,502	$ 12,786	$ 11,155	$ 1,726
Basic earnings per common share		$ .96	$ .55	$ .48	$ .07
Diluted earnings per common share		$ .95	$ .55	$ .47	$ .07
Weighted average number of common shares outstanding – basic	21,504	22,504	23,099	23,456	23,127
Weighted average number of common shares outstanding – diluted	21,544	22,679	23,374	23,906	23,575
Membership Benefit Cost and Statistical Data:					
Membership benefits ratio (1)	33.2%	32.8%	33.2%	33.0%	33.1%
Commissions ratio (1)	42.1%	45.6%	48.3%	47.2%	51.9%
General & administrative expense ratio (1)	10.7%	10.2%	12.5%	20.4%	27.2%
Product cost ratio (1)	55.0%	66.4%	70.9%	64.7%	65.8%
New Memberships sold	728,295	670,118	525,352	391,827	283,723
Period end Memberships in force	1,242,908	1,064,805	827,979	603,017	425,381
Cash Flow Data:					
Net cash provided by continuing operating activities	$ 37,801	$ 23,201	$ 17,031	$ 11,295	$ 14,472
Net cash (used in) provided by continuing investing activities	(6,963)	(7,965)	12,070	(33,531)	(6,254)
Net cash (used in) provided by continuing financing activities	(27,414)	(13,714)	(26,687)	1,444	3,464
Balance Sheet Data:					
Total assets	$ 85,720	$ 77,766	$ 58,156	$ 68,789	$ 57,745
Total liabilities	43,496	35,999	25,518	23,218	25,237
Stockholders' equity	42,224	41,767	32,638	45,571	32,508

(1) The Membership benefits ratio, the Commissions ratio and the general and administrative expense ratio represent those costs as a percentage of Membership fees. The product cost ratio represents product costs as a percentage of product sales. These ratios do not measure total profitability because they do not take into account all revenues and expenses.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Membership Fees and Membership Benefit Costs

The Company's principal revenues are derived from Membership fees, most of which are collected on a monthly basis. Memberships are generally guaranteed renewable and non-cancelable except for fraud, non-payment of Membership fees or upon written request. Membership fees are recognized in income ratably over the related service period in accordance with Membership terms, which generally require the holder of the Membership to remit fees on an annual, semi-annual or monthly basis. Approximately 95% of members remit their Membership fees on a monthly basis. The Company also charges new members, who are not part of an employee group, a $10 enrollment fee. This enrollment fee and related direct incremental costs are deferred and recognized in income over the estimated life of a Membership.

Approximately 99% of active Memberships at December 31, 2001 have benefits delivered by a designated provider law firm with whom the Company has arranged for the services to be provided in a particular geographic area, typically a state or province. Provider law firms receive a fixed monthly payment for each member in their service area and are responsible for providing the Membership benefits without additional remuneration. The fixed cost aspect of this arrangement provides significant advantages to the Company in managing its claims risk. Pursuant to these provider law firm arrangements, the Company has the ability to more effectively monitor the quality of legal services provided and, due to the volume of claims that may be directed to particular provider law firms, has access to larger, more diversified law firms.

Membership benefit costs relating to non-provider Memberships ("open panel" Memberships or Memberships in states where a provider law firm is not in place), which constituted approximately 1% of Memberships in force at December 31, 2001, are based on the usual, reasonable and customary fee for providing the required services. Such costs are generally paid on a current basis, as most costs are certain in amount and require only limited investigation. The Company maintains a reserve for estimated incurred but not reported open panel Membership benefit costs as well as costs which are in the payment process. These reserves are reviewed annually by an independent actuary as necessary in conjunction with the preparation and filing of financial statements and other reports with various state insurance regulatory authorities. Underwriting risks associated with the open panel Memberships are managed primarily through contractual benefit limitations and, as a result, underwriting decisions are not necessarily based on individual Membership purchases.

Commissions to Associates

Beginning with new Memberships written after March 1, 1995, the Company implemented a level commission schedule (approximately 27% per annum at December 31, 2001) with up to a three-year advance commission payment. Prior to March 1, 1995, the Company's commission program provided for advance commission payments to associates of approximately 70% of first year Membership premiums on new Membership sales and commissions were earned by the associate at a rate of approximately 16% in all subsequent years. Effective March 1, 2002, and in order to offer additional incentives for increased Membership retention rates, the Company returned to a differential commission structure with rates of approximately 80% of first year Membership premiums on new Memberships written and variable renewal commission rates ranging from zero to 25% per annum based on the first 12 month Membership retention rate of the associate's sales organization.

Prior to January 1997 the Company advanced commissions at the time of sale of all new Memberships. In January 1997, the Company implemented a policy whereby the associate receives only earned commissions on the first three sales unless the associate has successfully completed the Fast Start training program that was implemented in 1997. For all sales beginning with the fourth Membership or all sales made by an associate successfully completing the Fast Start training program, the Company currently advances commission payments at the time of sale of a new Membership. The amount of cash potentially advanced upon the sale of a new Membership, prior to the recoupment of any charge-backs (described below), represents an amount equal to up to three years commission earnings before March 1, 2002, and an amount equal to up to one year commission earnings thereafter. Although the average number of marketing associates receiving an advance commission payment on a new Membership is 17, the overall initial advance may be paid to more than thirty different individuals, each at a different level within the overall commission structure. The commission advance immediately increases an associate's unearned advance commission balance to the Company.

Although the Company, prior to March 1, 2002, advanced its sales associates up to three years commission when a membership is sold, the average commission advance paid to its sales associates as a group is actually less than 3 years because some associates choose to receive less than a 3-year advance and the Company pays less than a 3-year advance on some of its specialty products. Also, any residual commissions due an associate (defined as commission on an individual membership after the advance has been earned) are retained to reduce any remaining unearned commission advance balances prior to being paid to that sales associate. The average commission advance in 2001, 2000 and 1999 was approximately 2.18 years, 2.31 years and 2.43 years, respectively.

The Company expenses advance commissions ratably over the first month of the related membership. As a result of this accounting policy, the Company's commission expenses are all recognized over the first month of a Membership and there is no commission expense recognized for the same Membership during the remainder of the advance period. The Company tracks its unearned advance commission balances outstanding in order to ensure the advance commissions are recovered before any renewal commissions are paid and for internal purposes of analyzing its commission advance program. While not recorded as an asset, unearned advance commission balances from associates for the following years ended December 31 were:

	2001	2000	1999
		(Amounts in 000's)	
Beginning unearned advance commission balances (1)	$ 167,193	$ 125,257	$ 87,263
Advance commissions, net	110,211	97,500	74,800
Earned commissions applied	(63,870)	(48,255)	(36,806)
Advance commission write-offs (2)	(1,925)	(7,309)	-
Ending unearned advance commission balances before estimated unrecoverable balances (1)	211,609	167,193	125,257
Estimated unrecoverable advance commission balances (1) (3)	(15,868)	(11,055)	(4,544)
Ending unearned advance commission balances, net (1)	$ 195,741	$ 156,138	$ 120,713

(1) These amounts do not represent fair value, as they do not take into consideration timing of estimated recoveries.
(2) In 2000, the Company began writing off unearned advanced commission balances rather than increasing the estimated unrecoverable balance when the associate had no remaining active memberships since the associate would no longer have any future commission earnings.
(3) Increase in estimated unrecoverable balances in 2000 due to change in evaluation methodology such that the Company now evaluates the recoverability of non-vested associate commission advance balances on an individual associate basis as it does the advances to its active associates. Previously, the Company "pooled" the activity of non-vested associates and evaluated the recoverability of commissions as if the group of non-vested associates were a single associate.

The ending unearned advance commission balances, net, above includes net unearned advance commission balances of non-vested associates of $20.0 million, $14.2 million and $9.9 million at December 31, 2001, 2000 and 1999, respectively. As such, at December 31, 2001 future commissions and related expense will be reduced as unearned advance commission balances of $175.7 million are recovered. Commissions are earned by the associate as Membership premiums are earned by the Company, usually on a monthly basis. The Company reduces unearned advance commission balances or remits payment to an associate, as appropriate, when commissions are earned. Should a Membership lapse before the advances have been recovered for each commission level, the Company generates an immediate "charge-back" to the applicable sales associate to recapture up to 50% of any unearned advance on Memberships written prior to March 1, 2002, and 100% on any Memberships written thereafter. This charge-back is deducted from any future advances that would otherwise be payable to the associate for additional new Memberships. Any remaining unearned advance commission balance may be recovered by withholding future residual earned commissions due to an active associate on active Memberships. Additionally, even though a commission advance may have been fully recovered on a particular Membership, no additional commission earnings from any Membership are paid to an associate until all previous advances on all Memberships, both active and lapsed, have been recovered.

Prior to March 1, 2002, the Company charged associates a fee on unearned advance commission balances relating to lapsed Memberships ("Membership lapse fee"). The fee that is recorded on the associates unearned commission balance is determined by applying the prime interest rate to the unearned advance commission balance pertaining to lapsed Memberships. The Company realizes and recognizes this fee only when the amount of the calculated fee is collected by withholding from cash commission payments due the associate. The fees collected reduce commission expense. The Company's ability to recover these fees is primarily dependant on the associate selling new Memberships, which qualify for commission advances. The Company eliminated the Membership lapse fee for Memberships sold after March 1, 2002 in conjunction with the change in the commission structure described above.

The Company has the contractual right to require associates to repay unearned advance commission balances from sources other than earned commissions including cash (a) from all associates either (i) upon termination of the associate relationship, which includes but is not limited to when an associate becomes non-vested or (ii) when it is ascertained that earned commissions are insufficient to repay the unearned advance commission payments and (b) upon demand, from agencies or associates who are parties to the associate agreements signed between October 1989 and July 1992 or July 1992 to August 1998, respectively. The sources, other than earned commissions, that may be available to recover associate unearned advance commission balances are potentially subject to limitation based on applicable state laws relating to creditors' rights generally. Historically, the Company has not demanded repayments of the unearned advance commission balances from associates, including terminated associates, because collection efforts would likely increase costs and have the potential to disrupt the Company's relationships with its sales associates. This business decision by the Company has a significant effect on the Company's cash flow by electing to defer collection of advance payments of which approximately $15.9 million were not expected to be collected from future commissions at December 31, 2001. However, the Company regularly reviews the unearned advance commission balance status of associates and will exercise its right to require associates to repay advances when management believes that such action is appropriate.

Non-vested associates are those that are no longer "vested" because they fail to meet the Company's established vesting requirements by selling at least three new Memberships per quarter or retaining a personal Membership. Non-vested associates lose their right to any further commissions earned on Memberships previously sold at the time they become non-vested. As a result the Company has no continuing obligation to individually account to these associates as it does to active associates and is entitled to retain all commission earnings that would be otherwise payable to these terminated associates. The Company does continue to reduce the unearned advance commission balances for commissions earned on active Memberships previously sold by those associates. Substantially all individual non-vested associate unearned advance commission balances were less than $1,000 and the average balance was $920 at December 31, 2001.

Although the advance commissions are expensed ratably over the first month of the related Membership, the Company assesses, at the end of each quarter, on an associate-by-associate basis, the recoverability of each associate's unearned advanced commission balance by estimating the associate's future commissions to be earned on active Memberships. Each active Membership is assumed to lapse in accordance with the Company's estimated future lapse rate, which is based on the Company's actual historical Membership retention experience as applied to each active Membership's year of origin. The lapse rate is based on a 20-year history of Membership retention rates, which is updated quarterly to reflect actual experience. The Company also closely reviews current data for any trends that would affect the historical lapse rate. The sum of all expected future commissions to be earned for each associate is then compared to that associate's unearned advance commission balance. The Company estimates unrecoverable advance commission balances when expected future commissions to be earned on active Memberships (aggregated on an associate-by-associate basis) are less than the unearned advance commission balance. If an associate with an outstanding unearned advance commission balance has no active Memberships, the unearned advance commission balance is written off. Refer to "Measures of Member Retention – *Expected Membership Life, Expected Remaining Membership Life*" for a description of the method used by the Company to estimate future commission earnings.

Further, the Company's analysis of the recoverability of unearned advance commission balances is also based on the assumption that the associate does not write any new Memberships. The Company believes that this assessment methodology is highly conservative since its actual experience is that some associates do continue to sell new Memberships and the Company, through its chargeback rights, gains an additional source to recover unearned advance commission balances.

Operating Ratios

Three principal operating measures monitored by the Company in addition to measures of Membership retention are the Membership benefit ratio, commission ratio and the general and administrative expense ratio. The Membership benefits ratio, the Commissions ratio and the general and administrative expense ratio represent those costs as a percentage of Membership fees. The Company strives to maintain these ratios as low as possible while at the same time providing adequate incentive compensation to its sales associates and provider law firms. These ratios do not measure total profitability because they do not take into account all revenues and expenses.

Cash Flow Considerations Relating to Sales of Memberships

The Company generally advances significant commissions at the time a Membership is sold. Since approximately 95% of Membership fees are collected on a monthly basis, a significant cash flow deficit is created at the time a Membership is sold. This deficit is reduced as monthly Membership fees are remitted and no additional commissions are paid on the Membership until all previous unearned advance commission balances have been fully recovered. Since the cash advanced at the time of sale of a new Membership may be recovered over a multi-year period, cash flow from operations may be adversely affected depending on the number of new Memberships written in relation to the existing active base of Memberships and the composition of new or existing sales associates producing such Memberships.

Income Tax Matters-Net Operating Losses

The Company has a net operating loss carryforward ("NOL") in the amount of $1.8 million as of December 31, 2001 representing the remaining NOLs of TPN. The ability of the Company to utilize NOLs and tax credit carryforwards to reduce future federal income taxes is subject to various limitations under the Internal Revenue Code of 1986, as amended (the "Code"). One such limitation is contained in Section 382 of the Code, which imposes an annual limitation on the amount of a corporation's taxable income that can be offset by those carryforwards in the event of a substantial change in ownership as defined in Section 382 ("Ownership Change"). In general, an Ownership Change occurs if during a specified three-year period there are capital stock transactions that result in an aggregate change of more than 50% in the beneficial ownership of the stock of the Company. However, the Company does not have control over all possible variables which can affect the Ownership Change calculation and, accordingly, it is possible that an Ownership Change could occur in the future. The effect of any such Ownership Change on the Company's financial condition or results of operations cannot be determined because it is dependent upon unknown future facts and circumstances at the time of any such change, including, among others, the amount of the Company's NOLs, the fair market value of the Company's stock and the Company's other tax attributes. The acquisition of TPN by the Company constituted an Ownership Change of TPN. As a result, the ability of the Company to utilize TPN's remaining $1.8 million in NOLs is limited to approximately $954,000 per year. Although the Company did not utilize any of the TPN NOL during 1998, it did fully utilize the available amount during 1999 and 2000. NOLs of $954,000, $954,000 and $888,000 are expected to be utilized in the income tax returns for 2001, 2002 and 2003, respectively, and therefore the previously provided valuation allowance was reversed in the fourth quarter of 2001.

Associate Services

The Company derives revenues from services provided to its marketing sales force from an enrollment fee of approximately $65 from each new sales associate for which the Company provides initial sales and marketing supplies and enrollment services to the associate. In January 1997, the Company implemented a training program ("Fast Start") that allows an associate who successfully completes the program to advance through the various commission levels at a faster rate. Associates participating in this program typically pay a fee of $184, except for special promotions the Company implements from time to time, in addition to the $65. The fee covers the additional training and materials used in the training program and is recognized in income upon completion of the training. The Company enrolled 122,192 new sales associates during 2001 compared to 97,617 during 2000 and 92,644 during 1999, resulting in significant increases in associate services revenues and costs. Associate services also includes revenue recognized on the sale of marketing supplies and promotional material to associates. The Company's costs of providing materials and services to associates are reflected as costs of associate services and direct marketing.

Amounts collected from sales associates are intended primarily to offset the Company's costs incurred in recruiting, training, monitoring and providing materials to sales associates and are not intended to generate significant profits from such activities.

TPN's revenues were primarily comprised of receipts for goods and services provided by TPN to its distributors and other customers. Distributors were required to purchase a distributor kit that included training materials and business support literature. TPN distributors were required to meet certain sales production levels to be eligible to receive commissions and many distributors elected to purchase products through an automatic monthly bank or credit card draft. These practices, which resulted in enhanced product sales, were discontinued in February 1999.

Insurance operations

UFL retained its existing life insurance business as a part of the Company's 1998 acquisition of UFL. The life insurance operations of UFL generated approximately $1 million in life insurance premiums and continued to provide claims processing for the coinsured Medicare supplement and health care policies and receive full cost reimbursement for such services from the coinsurer. UFL marketed primarily to individuals, age 65 and over, in New Mexico, Oklahoma and Texas. On December 31, 2001 the Company completed the sale of UFL (See Note 2 to the Consolidated Financial Statements).

Investment Policy

The Company's investment policy is to some degree controlled by certain insurance regulations, which, coupled with management's own investment philosophy, results in a conservative investment portfolio that is not risk oriented. The Company's investments consist of common stocks, investment grade (rated Baa or higher) preferred stocks and investment grade bonds primarily issued by corporations, the United States Treasury, federal agencies, federally sponsored agencies and enterprises, as well as mortgage-backed securities and state and municipal tax-exempt bonds. The Company is required to pledge investments to various state insurance departments as a condition to obtaining authority to do business in certain states.

Disclosures About Market Risk

The Company's consolidated balance sheets include a certain amount of assets and liabilities whose fair values are subject to market risk. Due to the Company's significant investment in fixed-maturity investments, interest rate risk represents the largest market risk factor affecting the Company's consolidated financial position. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the creditworthiness of the issuer, prepayment options, relative values of alternative investments, liquidity of the instrument and other general market conditions.

As of December 31, 2001, substantially all of the Company's investments were in investment grade (rated Baa or higher) fixed-maturity investments and interest-bearing money market accounts including certificates of deposit. The Company does not hold any investments classified as trading account assets or derivative financial instruments.

The table below summarizes the estimated effects of hypothetical increases and decreases in interest rates on the Company's fixed-maturity investment portfolio. It is assumed that the changes occur immediately and uniformly, with no effect given to any steps that management might take to counteract that change.

The hypothetical changes in market interest rates reflect what could be deemed best and worst case scenarios. The fair values shown in the following table are based on contractual maturities. Significant variations in market interest rates could produce changes in the timing of repayments due to prepayment options available. The fair value of such instruments could be affected and, therefore, actual results might differ from those reflected in the following table:

	Fair value	Hypothetical change in interest rate (bp = basis points)	Estimated fair value after hypothetical change in interest rate
		(Dollars in thousands)	
Fixed-maturity investments at December 31, 2001 (1)...........	$ 18,983	100 bp increase	$ 17,635
		200 bp increase	16,437
		50 bp decrease	19,575
		100 bp decrease	20,167
Fixed-maturity investments at December 31, 2000 (1)...........	$ 16,391	100 bp increase	$ 15,772
		200 bp increase	15,145
		50 bp decrease	16,674
		100 bp decrease	16,948

(1) Excluding short-term investments with a fair value of $3.3 million and $3.9 million at December 31, 2001 and 2000, respectively. Excludes UFL investments with a fair value of $9.1 million at December 31, 2000.

The table above illustrates, for example, that an instantaneous 200 basis point increase in market interest rates at December 31, 2001 would reduce the estimated fair value of the Company's fixed-maturity investments by approximately $2.5 million at that date. At December 31, 2000, and based on the fair value of fixed-maturity investments of $16.4 million, an instantaneous 200 basis point increase in market interest rates would have reduced the estimated fair value of the Company's fixed-maturity investments by approximately $1.2 million at that date. The Company's increased sensitivity to rising interest rates is due to the increase in investments with maturities over ten years from $5.2 million at December 31, 2000 to $9.9 million at December 31, 2001. The definitive extent of the interest rate risk is not quantifiable or predictable due to the variability of future interest rates, but the Company does not believe such risk is material.

The Company primarily manages its exposure to interest rate risk by purchasing investments that can be readily liquidated should the interest rate environment begin to significantly change.

Accounting Standards to be Adopted

In July 2001, the Financial Accounting Standards Board issued new pronouncements: SFAS 141, "Business Combinations"; SFAS 142, "Goodwill and Other Intangible Assets"; and SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 141, which requires the purchase method of accounting for all business combinations, applies to all business combinations initiated after June 30, 2001 and to all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 141 will not apply to the Company unless it enters into a future business combination. SFAS 142 requires that goodwill as well as certain other intangible assets be tested annually for impairment. In addition, the Statement eliminates the current requirement to amortize goodwill or intangible assets with indefinite lives, and is effective for fiscal years beginning after December 15, 2001. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company does not expect SFAS 142 or 143 to materially impact its reported results.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", ("SFAS 144") is effective for the Company for the fiscal year beginning January 1, 2002, and addresses accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business." SFAS 144 retains the fundamental provisions of SFAS No. 121 and expands the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The Company estimates that the new standard will not have a material impact on its financial statements but is still in the process of evaluating the impact on its financial statements.

Measures of Member Retention

One of the major factors affecting the Company's profitability and cash flow is the ability of the Company to retain a Membership, and therefore continue to receive fees, once it has been sold. The Company monitors its overall *Membership persistency rate*, as well as the *retention rates* with respect to Memberships sold by individual associates and agents and retention rates with respect to Memberships by year of issue, geographic region, utilization characteristics and payment method, and other sub groupings.

Terminology

The following terms are used in describing the various measures of retention:

- *Membership life* is a period that commences on the day of initial enrollment of a member and continues until the individual's Membership eventually terminates or lapses (the terms *terminate* or *lapse* may be used interchangeably here).

- *Membership age* means the time since the Membership has been in effect.

- *Lapse rate* means the percentage of Memberships of a specified group of Memberships that *lapse* in a specified time period.

- *Retention rate* is the complement of a *lapse rate,* and means the percentage of Memberships of a specified group that remain in force at the end of a specified time period.

- *Persistency* and *retention* are used in a general context to mean the tendency for Memberships to continue to remain in force, while the term *persistency rate* is a specific measure that is defined below.

- *Lapse rates, retention rates, persistency rates,* and *expected Membership life* may be referred to as measures of *Membership retention.*

- *Expected Membership life* means the average number of years a new Membership is expected to remain in force.

- *Blended rate* when used in reference to any measure of member retention means a rate computed across a mix of Memberships of various *Membership ages.*

- *Expected remaining Membership life* means the number of additional years that an existing member is expected to continue to renew from a specific point in time based on the *Membership life.*

Variations in Membership Retention by Sub-Groups, Impact on Aggregate Numbers

Company wide measures of Membership retention include data relating to members who can potentially be further sorted by identifiable sub-groupings. For example, Memberships may be subdivided into those owned by members who are or are not sales associates, to those who are or are not members of group plans, etc.

Measures of Membership retention of different sub-groups may vary. For example, the Company's experience indicates that first year retention rate of Memberships owned by members who also are sales associates is approximately 10% better than retention of Memberships owned by non-associate members. While this correlation can be identified, the cause and effect relationship here cannot be isolated. These sales associate members may have a financial incentive to retain the Membership in order to continue to receive commissions. They also likely have a better understanding and appreciation of the benefits of the Membership, which may have contributed in fact to their decision to also become a sales associate. Additionally, members who have accessed the services of the provider law firms historically have higher retention rates than those who have not.

All aggregate measures of Membership retention or expected life may be impacted by shifts in the underlying enrollment mix of sub-groups that have different retention rates. For example Memberships owned by non-associate new members have comprised an increasing percentage of new Memberships enrolled each year over the past five years. Since non-associate members have a known lower first year retention rate, a shift in mix alone will cause a reduction in reported aggregate retention measures and expected member life, even if the retention rates within each sub-group do not change. It is important to note that all blended rates discussed here may reflect the impact of such shifts in enrollment mixes. At December 31, 2001, 249,799 of the active 1,242,908 Memberships were also vested associates which represents 20% of the total active Memberships. The following table shows total new Memberships sold during each year and the number and percentage of Memberships sold to persons who are associates.

Year	Total New Memberships	Associate Memberships	Ratio
1997	283,723	54,144	19.1%
1998	391,827	69,890	17.8%
1999	525,352	85,219	16.2%
2000	670,118	90,684	13.5%
2001	728,295	103,515	14.2%

Variations in Retention over Life of a Membership, Impact on Aggregate Measures

Measures of member retention also vary significantly by the Membership age. Historically, the Company has observed that Memberships in their first year have a significantly higher lapse rate than Memberships in their second year, and so on. The following chart shows the historical observed lapse rates and corresponding yearly retention rates as a function of Membership age. For example, 47.3% of all new Memberships lapse during the first year, leaving 52.7% still in force at the end of the first year. More tenured Memberships have significantly lower lapse rates. For example, by year seven lapse rates are under 10% and annual retention exceeds 90%. The following table shows as of December 31, 2001 the Company's blended retention rate and lapse rates based on its historical experience for the last 20 years. The blended retention and lapse rates as of the end of 2001 did not differ materially from those previously reported at the end of 2000.

Membership Retention versus Membership Age

Membership Year	Yearly Lapse Rate	Yearly Retention	End of Year Memberships
0	-	100.00%	100.0
1	47.3%	52.7%	52.7
2	29.9%	70.1%	36.9
3	22.3%	77.7%	28.7
4	18.3%	81.7%	23.5
5	14.0%	86.0%	20.2
6	11.1%	88.9%	17.9
7	9.9%	90.1%	16.2

Membership Persistency

The Company's *Membership persistency rate* is a specific computation that measures the number of Memberships in force at the end of a year as a percentage of the total of (i) Memberships in force at the beginning of such year, plus (ii) new Memberships sold during such year. From 1981 through the year ended December 31, 2001, the Company's annual *Membership persistency rates*, using the foregoing method, have averaged approximately 73.3%.

Year	Beginning Memberships	New Memberships	Total	Ending Memberships	Persistency
1997	294,151	283,723	577,874	425,381	73.6%
1998	425,381	391,827	817,208	603,017	73.8%
1999	603,017	525,352	1,128,369	827,979	73.4%
2000	827,979	670,118	1,498,097	1,064,805	71.1%
2001	1,064,805	728,295	1,793,100	1,242,908	69.3%

The Company's overall *Membership persistency rate* varies based on, among other factors, the relative age of total Memberships in force, and shifts in the mix of members enrolled. The Company's overall *Membership persistency rate* could become lower when the Memberships in force include a higher proportion of newer Memberships, as will happen following periods of rapid growth. The Company's overall *Membership persistency rate* could also become lower when the new enrollments include a higher proportion of non-associate members, a trend that has been observed over the past five years.

Unless offset by other factors, these factors could result in a decline in the Company's overall *Membership persistency rate* as determined by the formula described above, but does not necessarily indicate that the new Memberships written are less persistent.

Expected Membership Life, Expected Remaining Membership Life

Using historical data through 2001 for all past Members enrolled, the *expected Membership life* can be computed to be approximately three years. This number represents the average number of years a new Membership can be expected to remain in force. Although about half of all new Memberships may lapse in the first year, the expected Membership life is much longer due to the contribution of higher annual retention rates in subsequent years.

Since the Company's experience is that the retention rate of a given generation of new Memberships improves with Membership age, the *expected remaining Membership life* of a Membership also increases with Membership age. For example, while a new Membership may have an *expected Membership life* of three years, the *expected remaining Membership life* of a Membership that reaches its first year anniversary is approximately five years.

Since the actual population of Memberships in force at any time is a distribution of ages from zero to more than 20 years, the *expected remaining Membership life* of the entire population at large greatly exceeds three years per Membership. As of December 31, 2001, based on the historical data described above, the current *expected remaining Membership life* of the actual population is over six years per Membership. This measure is used by the Company to estimate the future revenues expected from Memberships currently in place.

Expected Membership life measures are based on more than 20 years of historical Membership retention data, unlike the *Membership persistency rate* described above which is computed from, and determined by, the most recent one-year period only. Both or these measures however include data from Memberships of all Membership ages and hence are referred to as "blended" measures.

Actions that May Impact Retention in the Future

The potential impact on the Company's future profitability and cash flow due to future changes in Membership retention can be significant. While blended retention rates have not changed significantly over the past five years, the Company has recently taken actions that may impact retention rates in the future. Since December 31, 2001, the Company has implemented several new initiatives aimed at improving the retention rate of both new and existing Memberships. Such initiatives include a revised compensation structure, effective March 1, 2002, featuring variable renewal commission rates ranging from zero to 25% per annum based on the 12 month Membership retention rate of the associate's sales organization; implementation of a "non-taken" administrative fee to sales associates of $35 for any Membership application that is processed by the Company after March 1, 2002, but for which a payment is never received; and, an increase in the amount of the commission "charge-back" (described above) for Memberships written after March 1, 2002 from 50% of the unearned Membership commission advance balance to 100% of the unearned Membership commission advance balance. The Company is also in the process of designing and implementing an enhanced member "life cycle" communication process aimed at both increasing the overall amount of communication from the Company to the members as well as more specific target messaging to members based on the length of their Membership as well as utilization characteristics. The Company believes that such efforts may increase the utilization by members and therefore lead to higher retention rates.

Results of Operations

Comparison of 2001 to 2000

The Company reported net income applicable to common shares of $27.1 million, or $1.26 per diluted common share, for 2001. The net income per diluted share was up 40% from net income applicable to common shares of $20.5 million, or $.90 per diluted common share, for 2000. The increase in the net income applicable to common shares for 2001 is primarily the result of increases in Membership fees for 2001 as compared to 2000.

Membership fees totaled $263.5 million during 2001 compared to $211.8 million for 2000, an increase of 24%. Membership fees and their impact on total revenues in any period are determined directly by the number of active Memberships in force during any such period. The active Memberships in force are determined by both the number of new Memberships sold in any period together with the renewal rate of existing Memberships. New Membership sales increased 9% during 2001 to 728,295 from 670,118 during 2000. At December 31, 2001, there were 1,242,908 active Memberships in force compared to 1,064,805 at December 31, 2000, an increase of 17%. Additionally, the average annual fee per Membership has increased from $244 for all Memberships in force at December 31, 2000 to $251 for all Memberships in force at December 31, 2001, a 3% increase, as a result of a higher portion of active Memberships containing the additional pre-trial hours benefit at an additional cost to the member.

Associate services revenue increased 20% from $30.4 million for 2000 to $36.5 million during 2001 as a result of more new associates recruited and as a result of *Fast Start* which resulted in the Company receiving training fees of approximately $17.5 million during 2001 compared to $16.8 million during 2000. The field-training program, titled *Fast Start to Success* (*"Fast Start"*) is aimed at increasing the level of new Membership sales per associate. *Fast Start* typically requires a training fee of $184 per new associate, except for special promotions the Company implements from time to time, and upon successful completion of the program provides for the payment of certain training bonuses. In order to be deemed successful for *Fast Start* purposes, the new associate must write three new Memberships and recruit three new sales associates or personally sell five Memberships within 60 days of becoming an associate. The $17.5 million and $16.8 million for 2001 and 2000, respectively, in training fees was collected from approximately 117,698 new sales associates who elected to participate in *Fast Start* in 2001 compared to 91,432 during 2000. New associates electing to participate in *Fast Start* increased to 96% of new associates during 2001 from 94% for 2000. Total new associates enrolled during 2001 were 122,192 compared to 97,617 for 2000, an increase of 25%. Future revenues from associate services will depend primarily on the number of new associates enrolled and the number who choose to participate in the Company's training program, but the Company expects that such revenues will continue to be largely offset by the direct and indirect cost to the Company of training (including training bonuses paid), providing associate services and other direct marketing expenses.

Product sales declined 94% during 2001 to $60,000 from $1.0 million in 2000 primarily due to the concentration on Membership sales as opposed to the sale of goods and services following the TPN acquisition. Product sales are expected to cease in future periods as the Company no longer allows product sales.

Other income increased 11%, from $3.2 million to $3.6 million primarily due to the increase in Membership enrollment fees.

Primarily as a result of the increase in Membership fees, total revenues increased to $303.7 million for 2001 from $246.4 million during 2000, an increase of 23%.

Membership benefits totaled $87.4 million for 2001 compared to $69.5 million for 2000, and represented 33% of Membership fees for both years. This Membership benefit ratio (Membership benefits as a percentage of Membership fees) should remain near current levels as substantially all active Memberships provide for a capitated benefit.

Commissions to associates increased 15% to $111.1 million for 2001 compared to $96.6 million for 2000, and represented 42% and 46% of Membership fees for such years. These amounts were reduced by $2.2 million and $1.8 million, respectively, representing Membership lapse fees. These fees are determined by applying the prime interest rate to the unearned advance commission balance pertaining to lapsed Memberships. The Company realizes and recognizes this fee only when the amount of the calculated fee is collected by withholding from cash commissions due the associate, because the Company's ability to recover fees in excess of current payments is primarily dependent on the associate selling new Memberships which qualify for advance commission payments. These fees will no longer be applicable after March 1, 2002. Commissions to associates are primarily dependent on the number of new memberships sold during a period. New memberships sold during 2001 totaled 728,295, a 9% increase from the 670,118 sold during 2000.

Associate services and direct marketing expenses increased to $29.9 million for 2001 from $23.3 million for 2000 primarily as a result of Fast Start training bonuses paid of approximately $9.0 million during 2001 compared to $8.9 million in 2000. Additional costs of supplies due to increased enrollment of new associates, purchases by associates and higher staffing requirements for associate related service departments also contributed to the increase. These expenses also include the costs of providing associate services and marketing costs other than commissions that are directly associated with new Membership sales.

General and administrative expenses during 2001 and 2000 were $28.2 million and $21.5 million, respectively, and represented 11% and 10% of Membership fees for such years. Management expects gradual decreases in general and administrative expenses when expressed as a percentage of Membership fees as a result of certain economies of scale.

Product costs declined more than $642,000, or 95%, during 2001 to $33,000 from $675,000 for 2000 in conjunction with the 94% decline in product sales. Product costs as a percentage of product sales were 55% for 2001 compared to 66% during 2000. Product costs are expected to cease in future periods as the Company no longer allows product sales.

Other expenses, which includes depreciation and amortization and premium taxes reduced by interest income, increased 34% to $5.9 million for 2001 from $4.4 million for 2000. Depreciation and amortization increased to $4.1 million for 2001 from $2.8 million for 2000. Premium taxes increased from $1.7 million for 2000 to $2.5 million for 2001. Interest income increased to $1.9 million for 2001 from $1.8 million for 2000. At December 31, 2001 the Company reported $38 million in cash and investments (after utilizing $27.9 million to purchase approximately 1.5 million treasury shares of its common stock during 2001) compared to $32 million at December 31, 2000.

The provision for income taxes increased during 2001 to $13.5 million compared to $9.6 million for 2000, representing 32.9% and 31.4% of income from continuing operations before income taxes for 2001 and 2000, respectively.

Dividends paid on outstanding preferred stock decreased from $4,000 for 2000 to zero during 2001 due to all shares of preferred stock being converted into shares of common stock or redeemed by the Company during the second quarter of 2000.

The results of operations of the UFL segment have been segregated and reported as discontinued operations in the Consolidated Statements of Income. Income (loss) from discontinued operations, net of income tax, is $(504,000), net of tax of $0 and $649,000 net of tax benefit of $387,000 for the years ended December 31, 2001 and 2000, respectively.

Comparison of 2000 to 1999

The Company reported net income applicable to common shares of $20.5 million, or $.90 per diluted common share, for 2000. The net income per diluted share was up 59% from net income applicable to common shares of $12.9 million, or $.55 per diluted common share, for 1999. The increase in the net income applicable to common shares for 2000 is primarily the result of increases in Membership fees for 2000 as compared to 1999.

Membership fees totaled $211.8 million during 2000 compared to $153.9 million for 1999, an increase of 38%. Membership fees and their impact on total revenues in any period are determined directly by the number of active Memberships in force during any such period. The active Memberships in force are determined by both the number of new Memberships sold in any period together with the renewal rate of existing Memberships. New

Membership sales increased 28% during 2000 to 670,118 from 525,352 during 1999. At December 31, 2000, there were 1,064,805 active Memberships in force compared to 827,979 at December 31, 1999, an increase of 29%. Additionally, the average annual fee per Membership has increased from $238 for all Memberships in force at December 31, 1999 to $244 for all Memberships in force at December 31, 2000, a 3% increase, as a result of a higher portion of active Memberships containing the additional pre-trial hours benefit at an additional cost to the member together with increased sales of the Business Owners' Legal Solutions plan.

Associate services revenue increased 33% from $22.8 million for 1999 to $30.4 million during 2000 as a result of more new associates recruited and as a result of *Fast Start* which resulted in the Company receiving training fees of approximately $16.8 million during 2000 compared to $12.6 million during 1999. The field-training program, titled *Fast Start to Success* (*"Fast Start"*) is aimed at increasing the level of new Membership sales per associate. *Fast Start* requires a training fee of $184 per new associate and upon successful completion of the program provides for the payment of certain training bonuses. In order to be deemed successful for *Fast Start* purposes, the new associate must write three new Memberships and recruit three new sales associates or personally sell five Memberships within 60 days of becoming an associate. The $16.8 million and $12.6 million for 2000 and 1999, respectively, in training fees was comprised of $184 from each of approximately 91,432 new sales associates who elected to participate in *Fast Start* in 2000 compared to 68,535 that paid the $184 during 1999. New associates electing to participate in *Fast Start* increased to 94% of new associates during 2000 from 74% for 1999. Total new associates enrolled during 2000 were 97,617 compared to 92,644 for 1999, an increase of 5%. While the number of new associates increased during 2000, the number of new Memberships sold, at least partially as a result of the *Fast Start* program, increased even more significantly. Future revenues from associate services will depend primarily on the number of new associates enrolled and the number who choose to participate in the Company's training program, but the Company expects that such revenues will continue to be largely offset by the direct and indirect cost to the Company of training (including training bonuses paid), providing associate services and other direct marketing expenses.

Product sales declined 83% during 2000 to $1.0 million from $5.9 million in 1999 primarily due to the concentration on Membership sales as opposed to the sale of goods and services following the TPN acquisition. Product sales are expected to be immaterial in 2001 and future periods as the Company no longer encourages product sales.

Other income decreased $600,000, or 15%, from $3.8 million to $3.2 million primarily due to the change in accounting principle relating to the adoption of SAB 101.

Primarily as a result of the increase in Membership fees, total revenues increased to $246.4 million for 2000 from $186.4 million during 1999, an increase of 32%.

Membership benefits totaled $69.5 million for 2000 compared to $51.1 million for 1999, and represented 32.8% and 33.2% of Membership fees for 2000 and 1999, respectively. This Membership benefit ratio (Membership benefits as a percentage of Membership fees) should remain near 35% as substantially all active Memberships provide for a capitated benefit.

Commissions to associates increased 30% to $96.6 million for 2000 compared to $74.3 million for 1999, and represented 45.6% and 48.3% of Membership fees for such years. Commissions to associates are primarily dependent on the number of new memberships sold during a period. New memberships sold during 2000 totaled 670,118, a 28% increase from the 525,352 sold during 1999.

Associate services and direct marketing expenses increased to $23.3 million for 2000 from $15.8 million for 1999 primarily as a result of Fast Start training bonuses paid of approximately $8.9 million during 2000 compared to $7.5 million in 1999. Additional costs of supplies due to increased enrollment of new associates, purchases by associates and higher staffing requirements for associate related service departments also contributed to the increase. These expenses also include the costs of providing associate services and marketing costs other than commissions that are directly associated with new Membership sales.

General and administrative expenses during 2000 and 1999 were $21.5 million and $19.3 million, respectively, and represented 10.2% and 12.5% of Membership fees for such years. Management expects further gradual decreases in general and administrative expenses when expressed as a percentage of Membership fees as a result of certain economies of scale.

Product costs declined more than $3.4 million, or 84%, during 2000 to $675,000 from $4.2 million for 1999 in conjunction with the 83% decline in product sales. Product costs as a percentage of product sales were 66% for 2000 compared to 71% during 1999. Product costs are expected to be immaterial in 2001 and future periods as the Company no longer encourages product sales.

Other expenses increased 36% from $3.2 million to $4.4 million for 2000 primarily due to $1.7 million litigation settlements during the 4th quarter of 2000 offset by an increase in interest income for 2000 of 21% to $2.9 million from $2.4 million for 1999. At December 31, 2000 the Company reported $31.5 million in cash and investments (after utilizing more than $17.3 million to repurchase approximately 520,000 shares of its common stock) compared to $22.8 million at December 31, 1999. Depreciation and amortization decreased from $3.1 million for 1999 to $2.8 million for 2000. This decrease was primarily due to increased amortization of production costs of $425,000 during the 1999 period.

The provision for income taxes increased during 2000 to $9.6 million compared to $6.5 million for 1999, representing 31.4% and 35.0% of income from continuing operations before income taxes for 2000 and 1999, respectively.

Dividends paid on outstanding preferred stock decreased to $4,000 for 2000 from $9,700 during 1999. During the second quarter of 2000, all shares of preferred stock were converted into shares of common stock or redeemed by the Company.

The results of operations of the UFL segment have been segregated and reported as discontinued operations in the Consolidated Statements of Income. Income from discontinued operations, net of income tax, are $649,000, net of tax benefit of $387,000 and $826,000 net of tax expense of $444,000 for the years ended December 31, 2000 and 1999, respectively.

Liquidity and Capital Resources

General

Consolidated net cash provided by operating activities of continuing operations was $37.8 million, $23.2 million and $17.0 million for 2001, 2000 and 1999, respectively. Cash provided by operating activities increased $14.7 million during 2001 compared to 2000 primarily due to the $6.6 million increase in net income, a $5.5 million decrease in the change in deferred member and associate service costs, a $7.2 million decrease in the change in accounts payable and accrued expenses offset by a $6.5 million decrease in the change in deferred revenues.

Net cash (used in) provided by investing activities of continuing operations was $(7.0) million, $(8.0) million and $12.1 million for 2001, 2000 and 1999, respectively. During 2001, 2000 and 1999 the Company received dividends of $2.8 million, $5.0 million and $12.5 million, respectively from UFL. Additionally, the Company received $1.2 million in proceeds from the sale of UFL. In addition to capital expenditures of $8.3 million, $5.6 million and $2.6 million during 2001, 2000 and 1999, respectively, the Company's purchases of available-for-sale investments exceeded the maturities and sales of such investments by $2.6 million and $7.4 million in 2001 and 2000, respectively, but maturities and sales exceeded purchases by $2.1 million during 1999.

Net cash used in financing activities of continuing operations was $27.4 million, $13.7 million and $26.7 million for 2001, 2000 and 1999, respectively. This $13.7 million change during 2001 was mainly comprised of the $10.9 million increase in purchases of treasury stock.

The Company had consolidated working capital of $5.1 million at December 31, 2001 compared to working capital of $7.3 million at December 31, 2000. The $2.2 million decrease in working capital during 2001 was primarily the result of an increase in accounts payable and accrued expenses of $3.9 million and a decrease in net assets of discontinued operations of $4.5 million partially offset by an increase in cash and cash equivalents and available-for-sale investments of $7.5 million.

The Company generally advances significant commissions to associates at the time a Membership is sold. The Company expenses these advances ratably over the first month of the related Membership. During 2001, the Company paid advance commissions to associates of $110.2 million on new Membership sales compared to $97.5 million for 2000. Since approximately 95% of Membership fees are collected on a monthly basis, a significant cash flow deficit is created on a per Membership basis at the time a Membership is sold. Since there are no further commissions paid on a Membership during the advance period, the Company typically derives significant positive cash flow from the Membership over its remaining life. See *Commissions to Associates* above for additional information on advance commissions.

The Company announced on April 6, 1999, a treasury stock purchase program authorizing management to acquire up to 500,000 shares of the Company's common stock. The Board of Directors has increased such authorization from 500,000 shares to 4,500,000 shares during subsequent board meetings. At December 31, 2001, the Company had purchased 3.2 million shares under these authorizations for a total consideration of $74.6 million, an average price of $23.48 per share. Treasury stock purchases will be made at prices that are considered attractive by management and at such times that management believes will not unduly impact the Company's liquidity. No time limit has been set for completion of the treasury stock purchase program.

The Company believes that it has significant ability to finance expected future growth in Membership sales based on its existing amount of cash and cash equivalents and unpledged investments at December 31, 2001 of $33.7 million. The Company expects to maintain cash and cash equivalents and investment balances on an on-going basis of approximately $25 million to $35 million in order to meet expected working capital needs and regulatory capital requirements. Balances in excess of this amount would be used for discretionary purposes such as treasury stock purchases.

As more fully discussed in Item–2 - Description of Property, the Company is constructing a new corporate office complex. Costs incurred through December 31, 2001 of approximately $1.7 million have been paid from existing resources and cash flow. The Company continues to consider incurring indebtedness in order to finance the remaining costs of its new corporate headquarters in order to allow cash flow from operations to continue to be used to purchase treasury stock. Since December 31, 2001, the Company has entered into a construction contract in the amount of $2.9 million with the general contractor pertaining to site work for the new office complex. The Company expects to enter into similar types of construction contracts for various phases of construction during the remainder of the construction period. Total remaining costs of construction are estimated at approximately $28 million during the 18-month period beginning January 1, 2002.

On November 6, 2001, the Company entered into a $17.5 million line of credit with Bank of Oklahoma, N.A. in order to fund additional treasury stock purchases. The line of credit provides for immediate funding of up to $17.5 million with repayments originally scheduled to begin February 15, 2002 and end November 15, 2002 with interest at the Libor rate plus 2% per annum or the prime rate minus 1/2 percent per annum as selected by the Company. Since the Company did not access this line of credit prior to February 15, 2002, the Company has asked the bank to amend the terms of the loan to allow for advances subsequent to February 15, 2002 without extending the repayment time frame. The bank has indicated their willingness to make such amendment and submitted formal amendment documentation to the Company, but those documents have not been finalized. The loan is secured by the Company's rights to receive membership fees on a portion of its memberships. The terms of this loan have various covenants customary for similar transactions. The Company had not drawn on this available credit line as of March 8, 2002.

Parent Company Funding and Dividends

Although the Company is the operating entity in many jurisdictions, the Company's subsidiaries serve as operating companies in various states that regulate Memberships as insurance or specialized legal expense products. The most significant of these wholly owned subsidiaries are PPLCI and PPLSIF. The ability of PPLCI and PPLSIF to provide funds to the Company is subject to a number of restrictions under various insurance laws in the jurisdictions in which PPLCI and PPLSIF conduct business, including limitations on the amount of dividends and management fees that may be paid and requirements to maintain specified levels of capital and reserves. In addition PPLCI will be required to maintain its stockholders' equity at levels sufficient to satisfy various state or provincial regulatory requirements, the most restrictive of which is currently $3 million. Additional capital requirements of PPLCI or PPLSIF will be funded by the Company in the form of capital contributions or surplus debentures. At December 31, 2001, PPLSIF did not have funds available for payment of substantial dividends without the prior approval of the insurance commissioner. PPLCI had approximately $5.6 million in surplus funds available for payment of an ordinary dividend.

Forward-Looking Statements

All statements in this report concerning Pre-Paid Legal Services, Inc. (the "Company") other than purely historical information, including but not limited to, statements relating to the Company's future plans and objectives, discussions with the staff of the SEC, expected operating results, and the assumptions on which such forward-looking statements are based, constitute "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are based on the Company's historical operating trends and financial condition as of December 31, 2001 and other information currently available to management. The Company cautions that the Forward-Looking Statements are subject to all the risks and uncertainties incident to its business, including but not limited to risks described below. Moreover, the Company may make acquisitions or dispositions of assets or businesses, enter into new marketing arrangements or enter into financing transactions. None of these can be predicted with certainty and, accordingly, are not taken into consideration in any of the Forward-Looking Statements made herein. For all of the foregoing reasons, actual results may vary materially from the Forward-Looking Statements. The Company assumes no obligation to update the Forward-Looking Statements to reflect events or circumstances occurring after the date of the statement.

Risk Factors

There are a number of risk factors which could affect our financial condition or results of operations.

Our future results may be adversely affected if membership persistency or renewal rates are lower than our historical experience.

The Company has over 20 years of actual historical experience to measure the expected retention of new members. These retention rates could be adversely affected by the quality of services delivered by provider law firms, the existence of competitive products or services, the Company's ability to provide administrative services to members or other factors. If the Company's membership persistency or renewal rates are less than the Company has historically experienced, the Company's cash flow, earnings and growth rates could be adversely affected.

The Company may not be able to grow memberships and earnings at the same rate as it has historically experienced.

The Company's year end active memberships have increased 17%, 29% and 37% in the years ended December 31, 2001, 2000 and 1999, respectively. Net income applicable to common stockholders for the same three years has increased 32%, 59% and 12%, respectively. The Company's ability to grow memberships and earnings is substantially dependent upon its ability to expand or enhance the productivity of its sales force, develop additional legal expense products, develop alternative marketing methods or expand geographically. There is no assurance that the Company will be able to achieve increases in membership and earnings growth comparable to its historical growth rates.

The Company is dependent upon the continued active participation of its principal executive officer.

The success of the Company depends substantially on the continued active participation of its principal executive officer, Harland C. Stonecipher. Although the Company's management includes other individuals with significant experience in the business of the Company, the loss of the services of Mr. Stonecipher could have a material adverse effect on the Company's financial condition and results of operations.

There is litigation pending that may have a material adverse effect on the Company if adversely determined.

There was a putative class action pending against the Company in the United Stated District Court for the Western District of Oklahoma primarily alleging violations of the federal securities laws in connection with the Company's prior accounting policy with respect to commission advances. On March 5, 2002, the Court granted the Company's motion to dismiss, with prejudice, and entered judgment in favor of the defendants. It is possible that the Plaintiffs will appeal this decision. There are also other lawsuits pending against the Company, including putative class action by sales associates, which if adversely determined could have a material adverse effect on the Company. See "Item 3. Legal Proceedings".

The Company is in a regulated industry and regulations could have an adverse effect on the Company's ability to conduct its business.

The Company is regulated by or required to file with or obtain approval of State Insurance Departments, State Bar Associations and State Attorney General's Offices, depending on individual state positions regarding regulatory responsibility for prepaid legal expense plans. Regulation of the Company's activities is inconsistent among the various states in which the Company does business with some states regulating legal expense plans as insurance or specialized legal expense products and others regulating such plans as services. Such disparate regulation requires the Company to structure its memberships and operations differently in certain states in accordance with the applicable laws and regulations. The Company's multi-level marketing strategy is also subject to U.S. federal, Canadian provincial and U.S. state regulation under laws relating to consumer protection, pyramid sales, business opportunity, lotteries and multi-level marketing. Changes in the regulatory environment for the Company's business could increase the compliance costs the Company incurs in order to conduct its business or limit the jurisdictions in which the Company is able to conduct business.

The business in which the Company operates is competitive.

There are a number of existing and potential competitors that have the ability to offer competing products that could adversely affect the Company's ability to grow. In addition, the Company may face competition from a growing number of Internet based legal sites with the potential to offer legal and related services at competitive prices. Increased competition could have a material adverse effect on the Company's financial condition and results of operations. See "Description of Business – Competition".

The Company is dependent upon the success of its marketing force.

The Company's principal method of product distribution is through multi-level marketing. The success of a multi-level marketing force is highly dependent upon the Company's ability to offer a commission and organizational structure and sales training and incentive program that enable sales associates to recruit and develop other sales associates to create an organization. There are a number of other products and services that use multi-level marketing as a distribution method and the Company must compete with these organizations to recruit, maintain and grow its multi-level marketing force. In order to do so, the Company may be required to increase its marketing costs through increases in commissions, sales incentives or other features, all of which could adversely affect the Company's future earnings. In addition, the level of confidence of the sales associates in the Company's ability to perform is an important factor in maintaining and growing a multi-level marketing force. Adverse financial developments concerning the Company, including negative publicity or common stock price declines, could adversely affect the ability of the Company to maintain the confidence of its sales force.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Included in Item 7 on page 23.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

PRE-PAID LEGAL SERVICES, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Certified Public Accountants	36
Consolidated Financial Statements	
Consolidated Balance Sheets – December 31, 2001 and 2000	37
Consolidated Statements of Income - For the years ended December 31, 2001, 2000 and 1999	38
Consolidated Statements of Cash Flows – For the years ended December 31, 2001, 2000 and 1999	39
Consolidated Statements of Changes In Stockholders' Equity – For the years ended December 31, 2001, 2000 and 1999	40
Notes to Consolidated Financial Statements	42

(All schedules have been omitted since the required information is not applicable or because the information is included in the consolidated financial statements or the notes thereon.)

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Pre-Paid Legal Services, Inc.

We have audited the accompanying consolidated balance sheets of Pre-Paid Legal Services, Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pre-Paid Legal Services, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, during 2000 the Company changed certain of its revenue recognition policies as a result of the adoption of Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements."

GRANT THORNTON LLP

Oklahoma City, Oklahoma
March 8, 2002

PRE-PAID LEGAL SERVICES, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts and shares in 000's, except par values)

ASSETS

	December 31, 2001	December 31, 2000
Current assets:		
Cash and cash equivalents	$ 14,290	$ 10,866
Available-for-sale investments, at fair value	6,070	1,953
Membership income receivable	5,472	4,563
Inventories	922	1,542
Net assets of discontinued operations	-	4,504
Deferred member and associate service costs	14,228	11,606
Deferred income taxes	3,413	4,361
Total current assets	44,395	39,395
Available-for-sale investments, at fair value	13,386	14,412
Investments pledged	4,315	4,306
Property and equipment, net	14,755	10,501
Deferred member and associate service costs	2,907	2,513
Other assets	5,962	6,639
Total assets	$ 85,720	$ 77,766

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Current liabilities:		
Membership benefits	$ 7,664	$ 6,831
Deferred revenue and fees	20,893	18,130
Current portion of capital lease obligation	-	223
Accounts payable and accrued expenses	10,765	6,865
Total current liabilities	39,322	32,049
Deferred revenue and fees	4,158	3,083
Deferred income taxes	16	867
Total liabilities	43,496	35,999
Stockholders' equity:		
Common stock, $.01 par value; 100,000 shares authorized; 24,806 and 24,740 issued at December 31, 2001 and 2000, respectively	248	247
Capital in excess of par value	66,223	64,958
Retained earnings	54,240	27,130
Accumulated other comprehensive income (loss)	186	(108)
Treasury stock, at cost; 3,989 and 2,480 shares held at December 31, 2001 and 2000, respectively	(78,673)	(50,460)
Total stockholders' equity	42,224	41,767
Total liabilities and stockholders' equity	$ 85,720	$ 77,766

The accompanying notes are an integral part of these financial statements.

PRE-PAID LEGAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in 000's, except per share amounts)

	Year Ended December 31, 2001	2000	1999
Revenues:			
Membership fees	$ 263,514	$ 211,763	$ 153,918
Associate services	36,485	30,372	22,816
Product sales	60	1,016	5,888
Other	3,602	3,232	3,809
	303,661	246,383	186,431
Costs and expenses:			
Membership benefits	87,429	69,513	51,089
Commissions	111,060	96,614	74,333
Associate services and direct marketing	29,879	23,251	15,815
General and administrative	28,243	21,524	19,280
Product costs	33	675	4,174
Other, net	5,884	4,403	3,226
	262,528	215,980	167,917
Income from continuing operations before income taxes and cumulative effect of change in accounting principle	41,133	30,403	18,514
Provision for income taxes	13,519	9,550	6,480
Income from continuing operations before cumulative effect of change in accounting principle	27,614	20,853	12,034
Income (loss) from operations of discontinued UFL segment (net of applicable income tax benefit (expense) of $0, $387 and ($444) for years 2001, 2000 and 1999, respectively)	(504)	649	826
Income before cumulative effect of change in accounting principle	27,110	21,502	12,860
Cumulative effect of adoption of SAB 101 (net of applicable income tax benefit of $546)	-	(1,013)	-
Net income	27,110	20,489	12,860
Less dividends on preferred shares	-	4	10
Net income applicable to common stockholders	$ 27,110	$ 20,485	$ 12,850
Basic earnings per common share from continuing operations before cumulative effect of accounting change	$ 1.28	$ .93	$ .52
Basic earnings per common share from discontinued operations	(.02)	.03	.04
Basic earnings per common share before cumulative effect of accounting change	1.26	.96	.56
Cumulative effect of adoption of SAB 101	-	(.05)	-
Basic earnings per common share	$ 1.26	$ .91	$ .56
Diluted earnings per common share from continuing operations before cumulative effect of accounting change	$ 1.28	$ .92	$ .51
Diluted earnings per common share from discontinued operations	(.02)	.03	.04
Diluted earnings per common share before cumulative effect of accounting change	1.26	.95	.55
Cumulative effect of adoption of SAB 101	-	(.05)	-
Diluted earnings per common share	$ 1.26	$ .90	$ .55
Pro forma amounts assuming adoption of SAB 101 is retroactively applied:			
Net Income		$ 21,502	$ 12,786
Basic earnings per common share		$ .96	$ .55
Diluted earnings per common share		$ .95	$ .55

The accompanying notes are an integral part of these financial statements.

PRE-PAID LEGAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in 000's)

	Year Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net income	$ 27,110	$ 20,489	$ 12,860
Cumulative change in accounting principle	-	1,013	-
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (income) from UFL's discontinued operations	504	(649)	(826)
Provision (benefit) for deferred income taxes	(1,314)	(550)	518
Depreciation and amortization	4,135	2,770	3,076
Tax benefit on exercise of stock options	82	1,044	1,149
Compensation expense relating to contribution of stock to ESOP	162	130	86
Increase in accrued Membership income	(909)	(1,409)	(782)
Decrease (increase) in inventories	620	(100)	1,146
Decrease in prepaid product commissions	-	125	1,259
Increase in deferred member and associate service costs	(3,016)	(8,521)	(1,552)
Decrease (increase) in other assets	614	(1,059)	(2,259)
Increase in accrued Membership benefits	833	1,579	1,444
Increase (decrease) in deferred revenues	3,838	10,370	(785)
Increase (decrease) in accounts payable and accrued expenses and other	5,142	(2,031)	1,697
Net cash provided by operating activities of continuing operations	37,801	23,201	17,031
Cash flows from investing activities:			
Proceeds from sale of UFL	1,200	-	-
Dividends received from UFL	2,800	5,000	12,500
Additions to property and equipment	(8,326)	(5,577)	(2,577)
Purchases of investments – available for sale	(12,642)	(8,501)	(11,077)
Maturities and sales of investments – available for sale	10,005	1,113	13,224
Net cash (used in) provided by investing activities of continuing operations	(6,963)	(7,965)	12,070
Cash flows from financing activities:			
Proceeds from sale of common stock	1,022	4,110	3,348
Decrease in capital lease obligations	(223)	(330)	(593)
Purchases of treasury stock	(28,213)	(17,323)	(29,432)
Redemption of preferred stock	-	(167)	-
Dividends paid on preferred stock	-	(4)	(10)
Net cash used in financing activities of continuing operations	(27,414)	(13,714)	(26,687)
Net increase in cash and cash equivalents	3,424	1,522	2,414
Cash and cash equivalents at beginning of year	10,866	9,344	6,930
Cash and cash equivalents at end of year	$ 14,290	$ 10,866	$ 9,344
Supplemental disclosure of cash flow information:			
Net cash used in discontinued operations	$ (704)	$ (143)	$ (827)
Cash paid for interest	$ 2	$ 10	$ 23
Income taxes paid	$ 12,700	$ 9,102	$ 3,060

The accompanying notes are an integral part of these financial statements.

PRE-PAID LEGAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Amounts and shares in 000's, except dividend rates and par values)

	$3 Preferred Stock		Special Preferred Stock	
	Shares	Amount	Shares	Amount
January 1, 1999	3	$ 3	18	$ 18
Conversion of Preferred Stock into Common Stock	-	-	-	-
Contributed to Company's ESOP plan	-	-	-	-
Exercise of stock options and other	-	-	-	-
Income tax benefit related to exercise of stock options	-	-	-	-
Net income	-	-	-	-
Cash dividends on preferred shares	-	-	-	-
Other comprehensive income (loss)	-	-	-	-
Treasury shares purchased	-	-	-	-
December 31, 1999	3	3	18	18
Redemption or conversion of Preferred Stock	(3)	(3)	(18)	(18)
Contributed to Company's ESOP plan	-	-	-	-
Exercise of stock options and other	-	-	-	-
Income tax benefit related to exercise of stock options	-	-	-	-
Net income	-	-	-	-
Cash dividends on preferred shares	-	-	-	-
Other comprehensive income (loss)	-	-	-	-
Treasury shares purchased	-	-	-	-
December 31, 2000	-	-	-	-
Contributed to Company's ESOP plan	-	-	-	-
Exercise of stock options and other	-	-	-	-
Income tax benefit related to exercise of stock options	-	-	-	-
Net income	-	-	-	-
Other comprehensive income (loss)	-	-	-	-
Treasury shares purchased	-	-	-	-
December 31, 2001	-	$ -	-	$ -

(1) Accumulated Other Comprehensive Income (Loss)	Year Ended December 31,		
	2001	2000	1999
Net income	$ 27,110	$ 20,489	$ 12,860
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustment	(7)	(12)	-
Unrealized gains (losses) on investments:			
Unrealized holding gains (losses) arising during period,	299	893	(580)
Less: reclassification adjustment for (gains) losses included in net income	2	(31)	(354)
	301	862	(934)
Other comprehensive income (loss), net of income taxes of $110, $464 and $503 in 2001, 2000 and 1999, respectively	294	850	(934)
Comprehensive income	$ 27,404	$ 21,339	$ 11,926

The accompanying notes are an integral part of these financial statements.

PRE-PAID LEGAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (continued)
(Amounts and shares in 000's, except dividend rates and par values)

Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss) [1]	Treasury Stock Shares	Treasury Stock Amount	Total
24,321	$ 243	$ 55,241	$ (6,205)	$ (24)	797	$ (3,705)	$45,571
2	-	1	-	-	-	-	1
3	-	86	-	-	-	-	86
181	2	3,345	-	-	-	-	3,347
-	-	1,149	-	-	-	-	1,149
-	-	-	12,860	-	-	-	12,860
-	-	-	(10)	-	-	-	(10)
-	-	-	-	(934)	-	-	(934)
-	-	-	-	-	1,163	(29,432)	(29,432)
24,507	245	59,822	6,645	(958)	1,960	(33,137)	32,638
30	-	(146)	-	-	-	-	(167)
6	-	130	-	-	-	-	130
197	2	4,108	-	-	-	-	4,110
-	-	1,044	-	-	-	-	1,044
-	-	-	20,489	-	-	-	20,489
-	-	-	(4)	-	-	-	(4)
-	-	-	-	850	-	-	850
-	-	-	-	-	520	(17,323)	(17,323)
24,740	247	64,958	27,130	(108)	2,480	(50,460)	41,767
6	-	162	-	-	-	-	162
60	1	1,021	-	-	-	-	1,022
-	-	82	-	-	-	-	82
-	-	-	27,110	-	-	-	27,110
-	-	-	-	294	-	-	294
-	-	-	-	-	1,509	(28,213)	(28,213)
24,806	$ 248	$ 66,223	$ 54,240	$ 186	3,989	$(78,673)	$42,224

The accompanying notes are an integral part of these financial statements.

(Except for per share amounts, dollar amounts in tables are in thousands unless otherwise indicated)

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Pre-Paid Legal Services, Inc. (the "Company") develops and markets legal service plans (referred to as "Memberships"). The Memberships sold by the Company allow members to access legal services through a network of independent law firms ("provider law firms") under contract with the Company. Provider law firms are paid a fixed fee on a capitated basis to render services to plan members residing within the state or province in which the provider law firm is licensed to practice. Because the fixed fee payments by the Company to provider law firms do not vary based on the type and amount of benefits utilized by the member, this capitated arrangement provides significant advantages to the Company in managing claims risk. At December 31, 2001, Memberships subject to the provider law firm arrangement comprised approximately 99% of the Company's active Memberships. The remaining Memberships, approximately 1%, were primarily sold prior to 1987 and allow members to locate their own lawyer to provide legal services available under the Membership with the member's lawyer being reimbursed for services rendered based on usual, reasonable and customary fees. Memberships are generally guaranteed renewable and Membership fees are principally collected on a monthly basis, although approximately 5% of Members have elected to pay their fees in advance on an annual or semi-annual basis. At December 31, 2001, the Company had 1,242,908 Memberships in force with members in all 50 states, the District of Columbia and the Canadian provinces of Ontario, British Columbia, Alberta and Manitoba. Approximately 90% of the Memberships were in 29 states and the provinces of Ontario and British Columbia. The Memberships are marketed by an independent sales force referred to as "associates".

During the fourth quarter of 1998, the Company completed the acquisition of TPN, Inc. d.b.a. The People's Network ("TPN") and Universal Fidelity Life Insurance Company ("UFL"). Since its inception in late 1994, TPN had marketed personal and home care products, personal development products and services together with PRIMESTAR® satellite subscription television service to its members through a network marketing sales force. UFL is an Oklahoma domiciled life and accident and health insurer which was sold in 2001. (See Note 2)

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles") which vary in some respects from statutory accounting principles used when reporting to state insurance regulatory authorities.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, as well as those of PPL Agency, Inc. (See Note 9 for additional information regarding PPL Agency, Inc.). The primary subsidiaries of the Company include Pre-Paid Legal Casualty, Inc. ("PPLCI") and Pre-Paid Legal Services, Inc. of Florida ("PPLSIF"). All significant intercompany accounts and transactions have been eliminated.

Foreign Currency Translation

The financial results of the Company's Canadian operations are measured in its local currency and then translated into U.S. dollars. All balance sheet accounts have been translated using the current rate of exchange at the balance sheet date. Results of operations have been translated using the average rates prevailing throughout the year.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions to Associates

Prior to March 1, 2002, the Company had a level Membership commission schedule of approximately 27% of Membership fees. The Company, prior to March 1, 2002 advanced the equivalent of up to three years of commissions on new Membership sales. In January 1997, the Company implemented a new policy whereby associates do not receive advance commissions on the first three Memberships submitted unless the associate successfully completes a Company training program, produces three Memberships and recruits three associates within 60 days from becoming an associate.

Effective March 1, 2002, and in order to offer additional incentives for increased Membership retention rates, the Company returned to a differential commission structure with rates of approximately 80% of first year Membership premiums on new Memberships written and variable renewal commission rates ranging from zero to 25% per annum based on the 12 month Membership retention rate of the associate's sales organization.

The Company expenses advance commissions ratably over the first month of the related Membership. As a result of this accounting policy, the Company's commission expenses are recorded in the first month of a Membership and there is no commission expense recognized for the same Membership during the remainder of the advance period.

Prior to February 1999, TPN distributors received commissions from the sale of personal and home care products, personal development products, communication services and satellite subscription sales. These commissions were paid to the distributor actually making the sale as well as other distributors in his organization. Commissions on goods and services were not advanced and averaged approximately 32% of the product sales price. These commissions were paid and expensed at the time of sale and were subject to recovery only in the event of returned goods or refunds.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash, certificates of deposit, short-term investments, debt and equity securities, receivables and trade payables. Fair value estimates have been determined by the Company, using available market information and appropriate valuation methodologies. The carrying value of cash, certificates of deposit, short-term investments, net receivables and trade payables are considered to be representative of their respective fair value, due to the short term nature of these instruments.

Investments

The Company classifies its investments held as available for sale and accounts for them at fair value with unrealized gains and losses, net of taxes, excluded from earnings and reported as other comprehensive income. The Company classifies available-for-sale securities as current if the Company expects to sell the securities within one year, or if the Company intends to utilize the securities for current operations. All other available-for-sale securities are classified as non-current.

All investment securities are adjusted for amortization of premiums and accretion of discounts. Amortization of premiums and accretion of discounts are recorded to income over the contractual maturity or estimated life of the individual investment on the level yield method. Gain or loss on sale of investments is based upon the specific identification method. Income earned on the Company's investments in certain state and political subdivision debt instruments is not generally taxable for federal income tax purposes.

Inventories

Inventories include the cost of materials and packaging and are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method for the personal, home care and personal development inventory and the average cost method for sales and promotional materials. Cost of jewelry is determined using the retail-inventory method.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the estimated useful lives of the related assets or the period of the lease, whichever is shorter. Maintenance and repairs are expensed as incurred and renewals and betterments are capitalized.

Deferred Member and Associate Costs

Deferred costs represent the direct incremental expenses the Company incurs in enrolling new members and new associates and that portion of payments made to provider law firms and Associates related to deferred Membership revenue. Deferred costs for enrolling new members include the cost of the Membership kit and salary and benefit costs for employees who process Membership enrollments. Deferred costs for enrolling new associates include bonuses paid to individuals involved in recruiting the associate and salary and benefit costs of employees who process associate enrollments. Such costs are deferred to the extent of the lesser of actual costs incurred or the amount of the related fee charged for such services. Deferred costs are amortized to expense over the same period as the related deferred revenue.

Revenue Recognition

Membership fees are recognized in income ratably over the related service period in accordance with Membership terms, which generally require the holder of the Membership to remit fees on at least a monthly basis. Approximately 95% of the Company's members remit their Membership fees on a monthly basis. Membership fees received in advance for Membership periods beyond the balance sheet date are included in Deferred revenue and fees.

Associate services revenue includes one-time non-refundable enrollment fees of $65 from each new sales associate and typically fees of $184 paid by associates participating in the Company's training program, except for special promotions the Company implements from time to time. The fee for the training program is recognized upon completion of the training. The enrollment fee is for sales and promotional materials, bonuses paid to individuals who recruit and sponsor the associates and enrollment services provided to the associate. Revenue from and costs of the sales and promotional materials (approximately $18) is recognized when the materials are delivered to the associates. The remaining $47 of revenues and related direct incremental costs are deferred and recognized over the estimated average active service period of associates which at December 31, 2001 is estimated to be one year.

The Company charges a $10 enrollment fee to new members who are not part of an employee group. This fee and related direct incremental costs are deferred and amortized to income over the estimated life of the Membership which at December 31, 2001 is 3.6 years.

Membership Benefits Liability

The Membership benefits liability represents per capita amounts due provider law firms on approximately 99% of the Memberships and claims reported but not paid and actuarially estimated claims incurred but not reported on the remaining non-provider Memberships which represent approximately 1%. The Company calculates the benefit liability on the non-provider Memberships based on completion factors that consider historical claims experience based on the dates that claims are incurred, reported to the Company and subsequently paid. Processing costs related to these claims are accrued based on an estimate of expenses to process such claims.

Income Taxes

The Company accounts for income taxes using the asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that are recognized in different periods in the Company's financial statements and tax returns. In estimating future tax consequences, the Company generally considers all future events other than the enactment of changes in the tax law or rates.

Deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company records deferred tax assets related to the recognition of future tax benefits of temporary differences and net operating loss and tax credit carryforwards. To the extent that realization of such benefits is not considered more likely than not, the Company establishes a valuation allowance to reduce such assets to the estimated realizable amount.

Cash and Cash Equivalents

The Company considers all highly liquid unpledged investments with maturities of three months or less at time of acquisition to be cash equivalents.

Long-Lived Assets

The Company reviews long-lived assets to be held and used in operations when events or changes in circumstances indicate that the assets might be impaired. The carrying value of long-lived assets is considered impaired when the identifiable undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced by disposal costs.

Stock-Based Compensation

Compensation expense is recorded with respect to stock option grants and restricted stock awards to employees and board members using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"). This method calculates compensation expense on the measurement date as the excess of the current market price of the underlying Company stock over the amount the employee is required to pay for the shares, if any. The expense is recognized over the vesting period of the grant or award. For employee and board member stock options, the Company follows the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") in preparing its financial statement disclosures.

Stock options granted to associates and other non-employees are accounted for at fair value in accordance with SFAS 123.

Segment Information

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker(s) in deciding how to allocate resources and in assessing performance. Disclosures about products and services, geographic areas and major customers are presented in Note 15.

New Accounting Standards Issued

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") was issued in June 1998. This Statement, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. SFAS 133, as amended, applies to all entities and is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company adopted SFAS 133, as amended, on January 1, 2001 as required. The Company did not hold any derivative instruments at January 1, 2001 and there was no effect on the consolidated financial statements upon the adoption of SFAS 133.

In July 2001, the Financial Accounting Standards Board issued new pronouncements: SFAS 141, "Business Combinations"; SFAS 142, "Goodwill and Other Intangible Assets"; and SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 141, which requires the purchase method of accounting for all business combinations, applies to all business combinations initiated after June 30, 2001 and to all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 141 will not apply to the Company unless it enters into a future business combination. SFAS 142 requires that goodwill as well as certain other intangible assets be tested annually for impairment. In addition, the Statement eliminates the current requirement to amortize goodwill or intangible assets with indefinite lives, and is effective for fiscal years beginning after December 15, 2001. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company does not expect SFAS 142 or143 to materially impact its reported results.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", (SFAS 144") is effective for the Company for the fiscal year beginning January 1, 2002, and addresses accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business." SFAS 144 retains the fundamental provisions of SFAS No. 121 and expands the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The Company estimates that the new standard will not have a material impact on its financial statements but is still in the process of evaluating the impact on its financial statements.

Codification of Statutory Accounting Principles

In March 1998, the National Association of Insurance Commissioners adopted the Codification of Statutory Accounting Principles (the "Codification"). The Codification, which is intended to standardize regulatory accounting and reporting to state insurance departments, was effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. The State of Oklahoma required adoption of the Codification for the preparation of statutory financial statements effective January 1, 2001. The Company's adoption of the Codification increased the statutory capital and surplus of its regulated subsidiaries as of January 1, 2001 by $798,000.

Accounting Change

SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," ("SAB 101") was issued December 1999. This Staff Bulletin summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. SAB 101 was effective no later than the fourth fiscal quarter of fiscal years, beginning after December 15, 1999. The Company implemented SAB 101 in the fourth quarter of 2000, but effective January 1, 2000, and has deferred the non-refundable $10 Membership and $47 of the associate enrollment fees and the related direct incremental costs associated with services provided members and associates in return for such fees. These deferred revenues and related costs will be amortized to income over the estimated life of the Membership or the estimated average active service period of associates which at December 31, 2001 were 3.6 years and one year, respectively. The implementation of SAB 101 resulted in a cumulative effect type adjustment of $1.0 million, net of tax, which decreased net income for the year ended December 31, 2000.

Note 2 – Discontinued Operations

On December 31, 2001 the Company completed the sale of its wholly owned subsidiary UFL. The Company received a $2.8 million dividend and $1.2 million from the sale of 100% of UFL stock resulting in no gain or loss on the sale. Net assets of $4.5 million have been segregated on the December 31, 2000 Consolidated Balance Sheet. Assets and liabilities of UFL's discontinued operations were as follows:

	December 31, 2000
Cash	$ 704
Available-for-sale investments, current	495
Amount due from coinsurer	12,242
Available-for-sale investments, non-current	6,795
Investment pledged	1,799
Property and equipment, net	699
Goodwill, net	616
Other assets	2,082
Total assets	25,432

Accident and health reserves	12,242
Life insurance reserves, current	976
Accounts payable and accrued expenses	54
Life insurance reserves, non-current	7,656
Total Liabilities	20,928
Net assets of UFL's discontinued operations	$ 4,504

The results of operations of the UFL segment have been segregated and reported as discontinued operations in the Consolidated Statements of Income. Cash flow impacts of discontinued operations have been segregated in the Consolidated Statements of Cash Flows. Details of income from discontinued operations, net of income tax, are as follows:

	Year Ended December 31,		
	2001	2000	1999
Revenues	$ 1,703	$ 2,590	$ 3,130
Income (loss) from discontinued operations, net of tax benefit (expense) of $0, $387 and ($444) for years 2001, 2000 and 1999, respectively	$ (504)	$ 649	$ 826

Note 3 - Investments

A summary of the amortized cost, unrealized gains and losses and fair values of the Company's investments at December 31, 2001 and 2000 follows:

	December 31, 2001			
	Amortized	Gross Unrealized		Fair
Available-for-Sale	Cost	Gains	Losses	Value
U.S. Government obligations	$ 7,773	$ 246	$ -	$ 8,019
Corporate obligations	7,172	73	(104)	7,141
Equity securities	1,418	63		1,481
Obligations of state and political subdivisions	3,785	52	(14)	3,823
Certificates of deposit	3,307	-	-	3,307
Total	$ 23,455	$ 434	$ (118)	$ 23,771

	December 31, 2000			
	Amortized	Gross Unrealized		Fair
Available-for-Sale	Cost	Gains	Losses	Value
U.S. Government obligations	$ 9,636	$ 116	$ (219)	$ 9,533
Corporate obligations	3,842	10	(90)	3,762
Equity securities	417	12	-	429
Obligations of state and political subdivisions	3,095	26	(25)	3,096
Certificates of deposit	3,851	-	-	3,851
Total	$ 20,841	$ 164	$ (334)	$ 20,671

The contractual maturities of the Company's available-for-sale investments in debt securities and certificates of deposit at December 31, 2001 by maturity date follows:

	Amortized Cost	Fair Value
One year or less	$ 3,540	$ 3,552
Two years through five years	4,112	4,186
Six years through ten years	4,492	4,568
More than ten years	9,893	9,984
Total	$ 22,037	$ 22,290

The Company's investment securities are included in the accompanying consolidated balance sheets at December 31, 2001 and 2000 as follows.

	December 31,	
	2001	2000
Available-for-sale investments (current)	$ 6,070	$ 1,953
Available-for-sale investments (non-current)	13,386	14,412
Investments pledged	4,315	4,306
Total	$ 23,771	$ 20,671

The Company is required to pledge investments to various state insurance departments as a condition to obtaining authority to do business in certain states. The fair value of investments pledged to state regulatory agencies is as follows:

	December 31,	
	2001	2000
Certificates of deposit	$ 2,407	$ 2,451
Obligation of state and political subdivisions	138	132
U. S. Government obligations	1,770	1,723
Total	$ 4,315	$ 4,306

Sales of investments during 2001, 2000 and 1999 were not significant.

Note 4 – Inventories

Inventories consist of the following:

	December 31,	
	2001	2000
Personal and home care, and personal development inventory	$ -	$ 198
Jewelry inventory	35	613
Sales and promotional materials	887	1,160
Less: Inventory reserve	-	(429)
Total	$ 922	$ 1,542

The Company previously established an inventory reserve of $812 during 1999 and subsequently wrote-off inventory relating to such reserve in the amount of $383 and $429 during 2000 and 2001, respectively.

Note 5 - Property and Equipment

Property and equipment is comprised of the following:

	Estimated	December 31,	
	Useful Life	2001	2000
Equipment, furniture and fixtures	3-10 years	$ 12,910	$ 11,112
Computer software	3 years	6,478	4,224
Building and improvements	20 years	4,617	2,898
Automotive	3 years	171	138
Land		170	170
		24,346	18,542
Accumulated depreciation		(9,591)	(8,041)
Property and equipment, net		$ 14,755	$ 10,501

The net carrying value of capitalized leased assets was $0 and $560,000 at December 31, 2001 and 2000, respectively.

Note 6 – Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are comprised of the following:

	December 31, 2001	December 31, 2000
Accounts payable	$ 1,518	$ 2,154
Fast Start training bonuses payable	577	845
Incentive awards payable	3,000	-
Current income tax liability	1,087	760
Other	4,583	3,106
Total	$ 10,765	$ 6,865

Note 7 - Income Taxes

The provision (benefit) for income taxes consists of the following:

	Year Ended December 31, 2001	2000	1999
Current income taxes:			
Federal	$14,210	$ 9,463	$ 4,895
State	623	637	1,067
	14,833	10,100	5,962
Deferred	(1,314)	(550)	518
Total provision for income taxes	$13,519	$ 9,550	$ 6,480

A reconciliation of the statutory Federal income tax rate to the effective income tax rate is as follows:

	Year Ended December 31, 2001	2000	1999
Statutory Federal income tax rate	35.0%	35.0%	35.0%
Change in valuation allowance	(.8)	(3.4)	-
Tax exempt interest	(.1)	(.2)	-
State income taxes	1.5	2.6	1.5
Other	(2.7)	(2.6)	(1.5)
Effective income tax rate	32.9%	31.4%	35.0%

Deferred tax liabilities and assets at December 31, 2001 and 2000 are comprised of the following:

	December 31, 2001	December 31, 2000
Deferred tax liabilities:		
Unrealized investment gains (net)	$ 110	$ -
Deferred member and associate service costs	5,997	4,942
Depreciation	655	683
Total deferred tax liabilities	6,762	5,625

Deferred tax assets:		
Expenses not yet deducted for tax purposes	746	1,636
Unrealized loss on investments	-	58
Deferred revenue and fees	8,768	7,425
Pre-merger net operating loss carryforward	645	979
Total deferred tax assets	10,159	10,098
Valuation allowance for deferred tax assets	-	(979)
Total net deferred tax assets	10,159	9,119
Net deferred tax asset	$ 3,397	$ 3,494

The Company's deferred tax assets and liabilities are included in the accompanying consolidated balance sheets at December 31, 2001 and 2000 as follows.

	December 31,	
	2001	2000
Deferred tax asset (current)	$ 3,413	$ 4,361
Deferred tax liability (non-current)	(16)	(867)
Net deferred tax asset	$ 3,397	$ 3,494

At December 31, 2001, the Company has net operating loss carryforwards (NOLs) in the amount of $1.8 million that expire in 2015 through 2018 representing remaining NOLs of TPN generated prior to the merger date. At December 31, 2000, the Company had established a valuation allowance for the TPN NOLS. NOLs of $954,000 and general business credits of $261,000 were utilized in the 2000 income tax return and accordingly, were also realized for financial reporting purposes. NOLs of $954,000, $954,000 and $888,000 are expected to be utilized in the income tax returns for 2001, 2002 and 2003, respectively, and therefore the previously provided valuation allowance of $979,000 was reversed in the fourth quarter of 2001. During 2000 and 1999, the valuation allowance was reduced by $919,000 and $82,000, respectively, due to the utilization of pre-merger NOLs and general business credit carryforwards.

The exercise of certain stock options which have been granted under the Company's various stock option plans give rise to compensation which is includable in the taxable income of the option grantee and deductible by the Company for federal and state income tax purposes. Such compensation results from increases in the fair market value of the Company's common stock subsequent to the date of grant of the applicable exercised stock options, and in accordance with Accounting Principles Board Opinion No. 25, such compensation is not recognized as an expense for financial accounting purposes and the related tax benefits are recorded in capital in excess of par value.

Note 8 - Stockholders' Equity

During 2000 and 1999, the Company's $3.00 Cumulative Convertible Preferred Stock, consisting of 2,133 shares and 111 shares, respectively, were converted into 5,609 shares of Common Stock and during 2000, 1,027 shares were redeemed for a value of $26,000. Each share of $3.00 Cumulative Convertible Preferred Stock was previously entitled to receive cumulative cash dividends at the annual rate of $3 per share, payable quarterly, was convertible into 2.5 shares of Common Stock and was redeemable at the option of the Company at $25 per share. At December 31, 2000 all such shares had been converted or redeemed.

During 2000 and 1999, the Company's Special Preferred Stock, consisting of 7,032 shares and 391 shares, respectively, were converted into 42,661 shares of Common Stock and during 2000, 10,585 shares were redeemed for a value of $141,000. Each share of the Special Preferred Stock was previously entitled to a non-cumulative annual dividend of $1.00 per share, was convertible into 3.5 shares of Common Stock and was redeemable at the option of the Company at $13.34 per share, plus all accumulated and unpaid dividends. At December 31, 2000 all such shares had been converted or redeemed.

The Company announced on April 6, 1999, a treasury stock purchase program authorizing management to acquire up to 500,000 shares of the Company's common stock. The Board of Directors has increased such authorization from 500,000 shares to 4,500,000 shares during subsequent board meetings. At December 31, 2001, the Company had purchased 3.2 million treasury shares under these authorizations for a total consideration of $74.6 million, an average price of $23.48 per share.

On November 6, 2001, the Company entered into a $17.5 million line of credit with Bank of Oklahoma, N.A. in order to fund additional treasury stock purchases. The line of credit provides for immediate funding of up to $17.5 million with repayments originally scheduled to begin February 15, 2002 and end November 15, 2002 with interest at the Libor rate plus 2% per annum or the prime rate minus 1/2 percent per annum as selected by the Company. Since the Company did not access this line of credit prior to February 15, 2002, the Company has asked the bank to amend the terms of the loan to allow for advances subsequent to February 15, 2002 without extending the repayment time frame. The bank has indicated their willingness to make such amendment and submitted formal amendment documentation to the Company, but those documents have not been finalized. The loan is secured by the Company's rights to receive membership fees on a portion of its memberships. The terms of this loan have various covenants customary for similar transactions. The Company had not drawn on this available credit line as of March 8, 2002.

The Company's ability to pay dividends is dependent in part on its ability to derive dividends from its subsidiaries. The payment of dividends by PPLSIF is restricted under various insurance laws to available surplus funds derived from realized net profits. At December 31, 2001, PPLSIF did not have funds available for payment of significant dividends without the approval of the insurance commissioner. PPLCI had approximately $5.6 million in surplus funds available for payment of an ordinary dividend. The Company has a line of credit with Bank of Oklahoma, N.A. as described above that prohibits payment of cash dividends on its common stock.

Note 9 - Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of two subsets - net income (loss) and other comprehensive income (loss). Included in other comprehensive income (loss) for the Company are foreign currency translation adjustments and unrealized gains (losses) on investments. These items are accumulated within the Statements of Changes in Stockholders' Equity under the caption "Accumulated Other Comprehensive Income (Loss)". As of December 31, accumulated other comprehensive income (loss), as reflected in the Consolidated Statements of Changes in Stockholders' Equity, was comprised of the following:

	2001	2000
Foreign currency translation adjustments	$ (19)	$ (12)
Unrealized gains (losses) on investments	205	(96)
Accumulated Other Comprehensive income (loss)	$ 186	$ (108)

Note 10 - Related Party Transactions

The Company's Chairman, Harland C. Stonecipher, is the owner of PPL Agency, Inc. ("Agency"). The Company has agreed to indemnify and hold harmless the Chairman for any personal losses incurred as a result of his ownership of this corporation and any income earned by Agency accrues to the Company. The Company provides management and administrative services for Agency, for which it receives specified management fees and expense reimbursements.

Agency's financial position and results of operations are included in the Company's financial statements on a combined basis. Agency earned commissions, net of amounts paid directly to its agents by the underwriter, during 2001, 2000 and 1999 of $121,000, $122,000 and $121,000, respectively, through its sales of insurance products of an unaffiliated company. Agency had net income of $16,000 and $12,000 for the years ended December 31, 2001 and 2000, respectively and a net loss for the year ended December 31, 1999 of $18,000 after incurring commissions earned by the Chairman of $57,000, $50,000 and $49,000, respectively, and annual management fees paid to the Company of $36,000 for 2001, 2000 and 1999.

Mr. Stonecipher and Shirley A. Stonecipher own Stonecipher Aviation LLC ("SA") and Mr. and Mrs. Stonecipher together with Wilburn L. Smith, President and a director of the Company, own S & S Aviation LLC ("S&SA"). The Company has agreed to reimburse SA and S&SA for certain expenses pertaining to trips made by Company personnel for Company business purposes using aircraft owned by SA and S&SA. Such reimbursement represents the pro rata portion of direct operating expenses, such as fuel, maintenance, pilot fees and landing fees, incurred in connection with such aircraft based on the relative number of flights taken for Company business purposes versus the number of other flights during the applicable period. No reimbursement is made for depreciation, capital expenditures or improvements relating to such aircraft. During 2001, 2000 and 1999, the Company paid $214,000, $264,000 and $276,000, respectively, to SA as reimbursement for such transportation expenses. S&SA was organized during 2000, and the Company paid $355,000 and $372,000 to S&SA during 2001 and 2000, respectively, as reimbursement for such transportation expenses.

The Company indemnified Mr. Stonecipher for litigation expenses and settlement costs in connection with a lawsuit filed by Frank Jaques, a former director of the Company, in 1999 against Mr. Stonecipher in the District Court of Pontotoc County, Oklahoma. Mr. Jaques claimed damages relating to an agreement between Mr. Jaques and Mr. Stonecipher relating to a stock subscription agreement with the Company that Mr. Stonecipher entered into in order to obtain the approval of the Oklahoma Securities Department for the Company's original intrastate public offering in 1977. The stock subscription agreement was executed by Mr. Stonecipher for the benefit of the Company in his capacity as the Chairman and founder. The Board of Directors determined that the requirements for indemnification under the Company's Bylaws had been satisfied and that Mr. Stonecipher was entitled to such indemnification. In 2000, the Company reimbursed Mr. Stonecipher $130,000 for litigation expenses, and in 2001, the Company reimbursed him for $1,000 in litigation expenses and $275,000 for settlement of the case which was accrued as of December 31, 2000.

Wilburn L. Smith, President and a director of the Company, has loans from the Company made in December 1992, December 1996 and October 1998. The largest aggregate balance of the loans during the year ended December 31, 2001 was $526,000. The outstanding balance of the loans as of December 31, 2001 was $511,000. The loans bear annual interest at the rate of 3% in excess of the prime rate, adjusted on January 1 of each year, and are secured by Mr. Smith's commissions from the Company. Mr. Smith also owns corporations or partnerships not affiliated with the Company but engaged in the marketing of the Company's legal service memberships and which earn commissions from sales of memberships. These entities earned commissions, net of amounts passed through as commissions to their sales agents, during 2001, 2000 and 1999 of $18,000, $13,000 and $14,000, respectively.

Randy Harp, Chief Operating Officer and a director of the Company, has loans from the Company made in December 2000. The largest aggregate balance of these loans during the year ended December 31, 2001 was $441,000. The outstanding balance of these loans as of December 31, 2001 was $441,000. These loans bear annual interest at the rate of 3% in excess of the prime rate, adjusted on January 1 of each year.

John W. Hail, a director of the Company, served as Executive Vice President, Director and Agency Director of the Company from July 1986 through May 1988 and also served as Chairman of the Board of Directors of TVC Marketing, Inc., which was the exclusive marketing agent of the Company from April 1984 through September 1985. Pursuant to agreements between Mr. Hail and the Company entered into during the period in which Mr. Hail was an executive officer of the Company, Mr. Hail receives override commissions from renewals of certain memberships initially sold by the Company during such period. During 2001, 2000 and 1999, such override commissions on renewals totaled $92,000, $90,000 and $91,000, respectively. Mr. Hail also owns interests ranging from 12% to 100% in corporations not currently affiliated with the Company, including TVC Marketing, Inc., but which were engaged in the marketing of the Company's legal service memberships and which earn renewal commissions from memberships previously sold. These entities earned renewal commissions, net of amounts passed through as commissions to their sales agents, during 2001, 2000 and 1999 of $294,000, $313,000 and $301,000, respectively.

David A. Savula, a director of the Company, is actively engaged as an independent contractor in the marketing of the Company's legal service memberships. During 2001, 2000 and 1999, Mr. Savula received from the Company $1.1 million, $936,000 and $815,000 respectively, pursuant to a previous agreement with the Company providing for the payment to Mr. Savula of override commissions and other fees with respect to commissions earned by, and new sales associate sponsorships within, the Company's multilevel marketing sales force, as well as amounts received pursuant to his individual associate agreement.

The Company also has notes receivable from certain marketing consultants who provide significant marketing-related services to the Company. Such notes aggregated approximately $2.7 million and $2.6 million at December 31, 2001 and 2000, respectively, and bear interest at the rate of 10%.

Note 11 - Leases

At December 31, 2001, the Company was committed under noncancelable operating and capital leases, principally for buildings and equipment. Aggregate rental expense under all operating leases was $142,000, $50,000 and $113,000 in 2001, 2000 and 1999, respectively. At December 31, 2001, the Company had no minimum rentals for capital leases.

Note 12 - Commitments and Contingencies

The Company and various of its executive officers have been named as defendants in a putative securities class action originally filed in the United States District Court for the Western District of Oklahoma in early 2001 seeking unspecified damages on the basis of allegations that the Company issued false and misleading financial information, primarily related to the method the Company used to account for commission advance receivables from sales associates. On March 5, 2002, the Court granted the Company's motion to dismiss the complaint, with prejudice, and entered judgment in favor of the defendants. The deadline for plaintiffs to file notice of their intent to appeal, if any, is thirty days from the date on which the judgment is entered.

In January 2001, the Company received inquiries from the Division of Enforcement of the SEC requesting information relating primarily to the Company's accounting policies for commission advance receivables from sales associates. The Company has had no further contact from the Division of Enforcement. The Division of Enforcement's inquiries were informal and did not constitute a formal investigation or proceeding. The Company is unable to determine the ultimate outcome of this inquiry, including whether the Division of Enforcement will continue the inquiry subsequent to the Company's decision to restate its financial statements. As of March 8, 2002, the Company has had no further contact from the Division of Enforcement.

On June 7, 2001 and August 3, 2001, shareholder derivative actions were filed by alleged company shareholders, Bruce A. Hansen and Donna L. Hansen, and Roger Strykowski, respectively, against all of the directors of the Company seeking unspecified actual and punitive damages on behalf of the Company based on allegations of breach of fiduciary duty, corporate waste and mismanagement by the defendant directors. On August 14, 2001, Mr. Strykowski filed an amended complaint, which added Deloitte & Touche, the Company's previous outside auditors, as defendants. The complaints allege that the defendant directors caused the Company to violate generally accepted accounting principles and federal securities laws by improperly capitalizing commission expenses, caused the Company to allegedly pay increased salaries and bonuses based upon financial performance which was allegedly improperly inflated, and caused the Company to expend significant dollars in connection with the defense of its accounting policy, including cost incurred in connection with the defense of the securities class actions described above, and in connection with the repurchase of its own shares on the open market at allegedly artificially inflated prices. The derivative actions have been consolidated and are in the preliminary pleading stage. The Company believes that these derivative actions are related to the putative securities class actions described above and may be intended to circumvent the restrictions on those actions imposed by the Private Securities Litigation Reform Act of 1995. On February 15, 2002, the defendants moved to stay the derivative action pending a decision on the motion to dismiss the related securities class actions. On March 8, 2002, the Pre-Paid defendants withdrew that motion as moot in light of the March 5, 2002 order dismissing the putative securities class actions. On March 1, 2002, plaintiffs filed a consolidated amended derivative complaint making claims and allegations similar to those contained in the original derivative complaints. While the outcome of these cases is uncertain, based on the information currently available to the Company, it appears that the complaints should be dismissed because the plaintiffs failed to make or excuse the requisite demand that the Company pursue the claims of alleged misconduct as well as for failure to state a claim.

In the second quarter of 2001 and through January 30, 2002, multiple lawsuits were filed against the Company, certain sales associates and other unnamed defendants in Alabama state courts by current or former members seeking unspecified actual and punitive damages for alleged breach of contract and fraud in connection with the sale of memberships. As of March 8, 2002, the Company was aware of 21 separate lawsuits involving approximately 114 plaintiffs that have been filed in multiple counties in Alabama, and additional suits of a similar nature have been threatened to be filed in Alabama and elsewhere by one or more of the counsel involved in these suits in Alabama. These cases make allegations similar to allegations made in cases previously filed against the Company in Alabama state courts by multiple plaintiffs which were previously settled for a payment of $1.5 million to settle claims by 97 separate claimants. In January 2002, one of the law firms representing individual plaintiffs filed a putative class action on behalf of all Alabama residents purchasing memberships seeking damages and injunctive relief based on alleged failures to provide coverage under the memberships. Based on the Company's preliminary investigation of the new cases, the facts involved are in many respects significantly different from the facts involved in the case the company previously settled. These cases are all in various stages of litigation, and the ultimate outcome of any particular case is not determinable.

On June 29, 2001, an action was filed in the District Court of Canadian County, Oklahoma by Gina Cotwitz against the Company. This action is a putative class action on behalf of all sales associates of the Company and alleges violations of the Oklahoma Consumer Protection Act, the Oklahoma Uniform Consumer Credit Code and breach of contract in connection with certain of the Company's practices relating to advancing commissions to sales associates. The Company has filed an answer denying the plaintiff's claims and raising affirmative defenses and intends to vigorously defend this case. The case is in the preliminary stages and the ultimate outcome is not determinable.

On March 1, 2002, an action was filed in the United States District Court for the Western District of Oklahoma by Caroline Sandler, Robert Schweikert, Sal Corrente, Richard Jarvis and Vincent Jefferson against the Company and certain executive officers. This action is putative class action filed on behalf of all sales associates of the Company and alleges that the marketing plan offered by the Company constitutes a security under the Securities Act of 1933 and seeks remedies for failure to register the marketing plan as a security and for violations of the anti-fraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 in connection with representations alleged to have been made in connection with the marketing plan. The Complaint also alleges violations of the Oklahoma Securities Act, the Oklahoma Business Opportunities Sales Act, breach of contract, breach of duty of good faith and fair dealing and unjust enrichment and violation of the Oklahoma Consumer Protection Act and negligent supervision. The Company intends to vigorously defend this case. The case is in the preliminary stages and the ultimate outcome is not determinable.

The Company is a defendant in various other legal proceedings that are routine and incidental to its business. The Company will vigorously defend its interests in these proceedings. While the ultimate outcome of these proceedings is not determinable, the Company does not currently anticipate that these contingencies will result in any material adverse effect to its financial condition or results of operation.

The Company is constructing a new corporate office complex with an estimated completion date of June 2003 at an estimated cost of approximately $30 million. Costs incurred through December 31, 2001 of approximately $1.7 million have been paid from existing resources and cash flow. The Company continues to consider incurring indebtedness in order to finance the remaining costs of its new corporate headquarters in order to allow cash flow from operations to continue to be used to purchase treasury stock. Since December 31, 2001, the Company has entered into a construction contract in the amount of $2.9 million with the general contractor pertaining to site work for the new office complex. The Company expects to enter into similar types of construction contracts for various phases of construction during the remainder of the construction period. Total remaining costs of construction are estimated at approximately $28 million during the 18-month period beginning January 1, 2002.

Note 13 - Stock Options and Purchase Plan

The Company has a stock option plan (the "Plan") under which the Board of Directors (the "Board") or its Stock Option Committee (the "Committee") may grant options to purchase shares of the Company's common stock.

The Plan permits the granting of options to directors, officers and employees of the Company to purchase the Company's common stock at not less than the fair value at the time the options are granted. The Plan provides for option grants to acquire up to 2,000,000 shares and permits the granting of incentive stock options as defined under Section 422 of the Internal Revenue Code at an exercise price for each option equal to the market price of the Company's common stock on the date of the grant and a maximum term of 10 years. Options not qualifying as incentive stock options under the Plan have a maximum term of 15 years. The Board or Committee determines vesting of options granted under the Plan. No options may be granted under the Plan after December 12, 2005.

The Plan provides for automatic grants of options to non-employee directors of the Company. Under the Plan, each incumbent non-employee director and any new non-employee director receives options to purchase 10,000 shares of common stock on March 1 of each year. The options granted each year are immediately exercisable as to 2,500 shares and vest in additional increments of 2,500 shares on the following June 1st, September 1st, and December 1st in the year of grant, subject to continued service by the non-employee director during such periods. Options granted to non-employee directors under the Plan have an exercise price equal to the closing price of the common stock on the date of grant.

A summary of the status of the Company's total stock option activity as of December 31, 2001, 2000 and 1999 for the years ended on those dates is presented below:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year......	1,199,086	$ 29.06	1,083,019	$ 26.38	1,306,700	$ 24.85
Granted..	443,288	17.64	355,892	32.06	720,000	29.45
Exercised..	(43,175)	20.77	(226,937)	21.09	(183,349)	18.46
Terminated......................................	(262,563)	32.51	(12,888)	28.17	(760,332)	28.56
Outstanding at end of year...............	1,336,636	$ 25.09	1,199,086	$ 29.06	1,083,019	$ 26.38
Options exercisable at year end........	1,199,644	$ 25.56	1,117,086	$ 28.96	1,030,519	$ 26.31

The following table summarizes information about stock options outstanding at December 31, 2001:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$14.25 - $19.20	575,540	3.28	$ 16.61
$20.50 - $29.63	256,553	2.45	26.27
$30.00 - $42.13	504,543	2.23	34.16
	1,336,636	2.73	$ 25.09

The following table summarizes information about stock options exercisable at December 31, 2001:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$14.25 - $19.20	469,540	2.53	$ 16.32
$20.50 - $29.63	250,553	2.44	26.20
$30.00 - $42.13	479,551	2.17	34.26
	1,199,644	2.37	$ 25.56

Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," ("SFAS 123") establishes a fair value method and disclosure standards for stock-based employee compensation arrangements, such as stock purchase plans and stock options. It also applies to transactions in which an entity issues its equity instruments to acquire goods or services from nonemployees, requiring that such transactions be accounted for based on fair value. As allowed by SFAS 123, the Company continues to follow the provisions of Accounting Principles Board Opinion No. 25 and related interpretations for its employee compensation arrangements, and discloses the pro forma effects of applying SFAS 123. Had compensation cost for the Company's employee-related stock option plans been determined based on the fair value at the grant dates for awards under the Plan consistent with the method of SFAS 123, the Company's net income and earnings per share for 2001, 2000 and 1999 would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
Net income applicable to common stockholders:			
As reported	$ 27,110	$ 20,485	$ 12,850
Pro forma	24,639	16,468	9,793
Basic earnings per common share:			
As reported	$ 1.26	$ .91	$ .56
Pro forma	1.15	.73	.42
Diluted earnings per common share:			
As reported	$ 1.26	$ .90	$ .55
Pro forma	1.15	.73	.42

The estimated fair value of options granted to employees was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used: no dividend yield; risk-free interest rate of 4.09% for 2001, 5.15% for 2000 and 6.09% for 1999; expected life of 3-5 years; and expected volatility for the years ending December 31, 2001, 2000 and 1999 were 63.1%, 63.4% and 64.1%, respectively. Using these assumptions, the weighted average fair values at date of grant for options granted during 2001, 2000 and 1999 were $8.58, $17.36 and $6.53, respectively.

During 1988, the Company adopted an employee stock ownership plan. Under the plan, employees may elect to defer a portion of their compensation by making contributions to the plan. Up to seventy-five percent of the contributions made by employees may be used to purchase Company common stock. The Company, at its option, may make matching contributions to the plan, and recorded expense during 2001, 2000 and 1999 of $162,000, $130,000 and $86,000, based on annual contributions of Company stock of 6,100 shares, 5,500 shares and 2,800 shares, respectively.

Note 14 - Earnings Per Share

Basic earnings per common share are computed by dividing net income applicable to common stockholders by the weighted average number of shares of common stock outstanding during the year.

Diluted earnings per common share are computed by dividing net income applicable to common stockholders by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. The $3.00 Cumulative Convertible Preferred stock and the Special Preferred stock are considered to be dilutive common stock equivalents for all periods through the conversion/redemption date and the number of shares issuable on conversion of the $3.00 Cumulative Convertible Preferred stock and the Special Preferred Stock were added to the weighted average number of common shares. At December 31, 2000 all such shares had been converted or redeemed. The weighted average number of common shares is also increased by the number of shares issuable on the exercise of options less the number of common shares assumed to have been purchased with the proceeds from the exercise of the options pursuant to the treasury stock method; those purchases are assumed to have been made at the average price of the common stock during the respective period.

	Year Ended December 31,		
Basic Earnings Per Share:	2001	2000	1999
Earnings:			
Income from continuing operations before cumulative effect of change in accounting principle	$ 27,110	$ 20,853	$ 12,034
Less dividends on preferred shares	-	4	10
Income from continuing operations before cumulative effect of change in accounting principle applicable to common stockholders	$ 27,110	$ 20,849	$ 12,024
Shares:			
Weighted average shares outstanding	21,504	22,504	23,099
Diluted Earnings Per Share:			
Earnings:			
Income from continuing operations before cumulative effect of change in accounting principle available to common stockholders after assumed conversions	$ 27,110	$ 20,853	$ 12,034
Shares:			
Weighted average shares outstanding	21,504	22,504	23,099
Assumed conversion of preferred stock	-	35	70
Assumed exercise of options	40	140	205
Weighted average number of shares, as adjusted	21,544	22,679	23,374

Note 15 - Selected Quarterly Financial Data (Unaudited)

Following is a summary of the unaudited interim results of operations for the years ended December 31, 2001 and 2000.

Selected Quarterly Financial Data
(In thousands, except per share amounts)

2001	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$ 70,325	$ 76,808	$ 76,215	$ 80,313
Income from continuing operations	7,518	4,823	7,520	7,753
Income (loss) from discontinued operations, net of tax	158	(102)	(562)	2
Net income	7,676	4,721	6,958	7,755
Basic income per common share (1):				
Income from continuing operations	$ .34	$ .22	$ .35	$ .36
Income (loss) from discontinued operations	.01	-	(.03)	-
Net Income	.35	.22	.32	.36
Diluted income per common share (1):				
Income from continuing operations	$ .34	$ .22	$ .35	$ .36
Income (loss) from discontinued operations	.01	-	(.03)	-
Net Income	.35	.22	.32	.36

2000				
Revenues	$ 55,865	$ 59,555	$ 65,686	$ 65,277
Income from continuing operations before cumulative effect of accounting change	5,681	3,190	6,786	5,196
Income (loss) from discontinued operations, net of tax	143	229	227	50
Net income	4,811	3,419	7,013	5,246
Basic income per common share (1):				
Income from continuing operations before cumulative effect of accounting change	$ .25	$ .13	$ .31	$ .24
Income (loss) from discontinued operations	.01	.01	.01	-
Net Income	.22	.14	.32	.24
Diluted income per common share (1):				
Income from continuing operations before cumulative effect of accounting change	$ .25	$ .14	$ .30	$ .23
Income (loss) from discontinued operations	.01	.01	.01	-
Net Income	.21	.15	.31	.23

(1) The sum of EPS for the four quarters may differ from the annual EPS due to rounding and the required method of computing weighted average number of shares in the respective periods.

Note 16 - Segment Information

The Company previously reported UFL as a segment. On December 31, 2001 the Company completed the sale of UFL and as a result has made the disclosures required by discontinued operations accounting, see Note 2 to Consolidated Financial Statements.

Substantially all of the Company's business is currently conducted in the United States. Revenues from the Company's Canadian operations for 2001 and 2000 were $4.4 million and $4.9 million, respectively. The Company has no significant long-lived assets located in Canada.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

In accordance with the provisions of General Instruction G (3), information required by Items 10, 11, 12 and 13 of Form 10-K are incorporated herein by reference to the Company's Proxy Statement for the Annual Meeting of Shareholders to be filed prior to April 30, 2002.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) The following documents are filed as part of this report:

(1) Financial Statements: See Index to Consolidated Financial Statements and Consolidated Financial Statement Schedule set forth on page 35 of this report.

(2) Exhibits: For a list of the documents filed as exhibits to this report, see the Exhibit Index following the signatures to this report.

(b) Reports on Form 8-K: None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRE-PAID LEGAL SERVICES, INC.

Date: March 15, 2002

By: /s/ Randy Harp
Randy Harp
Chief Operating Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ Harland C. Stonecipher Harland C. Stonecipher	Chairman of the Board of Directors (Principal Executive Officer)	March 15, 2002
/s/ Wilburn L. Smith Wilburn L. Smith	President and Director	March 15, 2002
/s/ Kathleen S. Pinson Kathleen S. Pinson	Vice President, Controller and Director	March 15, 2002
/s/ Randy Harp Randy Harp	Chief Operating Officer and Director (Principal Financial Officer)	March 15, 2002
/s/ Steve Williamson Steve Williamson	Chief Financial Officer (Principal Accounting Officer)	March 15, 2002
/s/ Peter K. Grunebaum Peter K. Grunebaum	Director	March 15, 2002
/s/Shirley A. Stonecipher Shirley A. Stonecipher	Director	March 15, 2002
/s/ John W. Hail John W. Hail	Director	March 15, 2002
/s/ David A. Savula David A. Savula	Director	March 15, 2002
/s/ Martin H. Belsky Martin H. Belsky	Director	March 15, 2002
/s/ John Addison John Addison	Director	March 15, 2002

INDEX TO EXHIBITS

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of the Company, as amended (Incorporated by reference to Exhibit 4.1 of the Company's Report on Form 8-K dated January 10, 1997)
3.2	Amended and Restated Bylaws of the Company (Incorporated by reference to Exhibit 3.1 of the Company's Report on Form 10-Q for the period ended September 30, 1996)
*10.1	Employment Agreement effective January 1, 1993 between the Company and Harland C. Stonecipher (Incorporated by reference to Exhibit 10.1 of the Company's Annual Report on Form 10-KSB for the year ended December 31, 1992)
*10.2	Agreements between Shirley Stonecipher, New York Life Insurance Company and the Company regarding life insurance policy covering Harland C. Stonecipher (Incorporated by reference to Exhibit 10.21 of the Company's Annual Report on Form 10-K for the year ended December 31, 1985)
*10.3	Amendment dated January 1, 1993 to Split Dollar Agreement between Shirley Stonecipher and the Company regarding life insurance policy covering Harland C. Stonecipher (Incorporated by reference to Exhibit 10.3 of the Company's Annual Report on Form 10-KSB for the year ended December 31, 1992)
*10.4	Form of New Business Generation Agreement Between the Company and Harland C. Stonecipher (Incorporated by reference to Exhibit 10.22 of the Company's Annual Report on Form 10-K for the year ended December 31, 1986)
*10.5	Amendment to New Business Generation Agreement between the Company and Harland C. Stonecipher effective January, 1990 (Incorporated by reference to Exhibit 10.12 of the Company's Annual Report on Form 10-KSB for the year ended December 31, 1992)
*10.6	Amendment No. 1 to Stock Option Plan, as amended effective May 2000 (Incorporated by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K for the year ended December 31, 2000)
*10.7	Demand Note of Wilburn L. Smith and Carol Smith dated December 11, 1992 in favor of the Company (Incorporated by reference to Exhibit 10.15 of the Company's Form SB-2 filed February 8, 1994)
*10.8	Demand Note of Wilburn L. Smith and Carol Smith dated December 31, 1996 in favor of the Company (Incorporated by reference to Exhibit 10.8 of the Company's Form 10-K filed for the year ending December 31, 1997)
*10.9	Security Agreement between the Company, Wilburn L. Smith and Carol Smith dated December 11, 1992 (Incorporated by reference to Exhibit 10.16 of the Company's Form SB-2 filed February 8, 1994)
*10.10	Letter Agreements dated July 8, 1993 and March 7, 1994 between the Company and Wilburn L. Smith (Incorporated by reference to Exhibit 10.17 of the Company's Form 10-KSB filed for the year ending December 31, 1993)
10.11	Agreement and Plan of Reorganization dated as of September 23, 1998 between the Company and TPN, Inc. (Incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K dated October 2, 1998)
10.12	Stock Purchase Agreement dated as of October 5, 1998 between the Company and Pioneer Financial Services, Inc. (Incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K dated December 30, 1998)
*10.13	Demand Note of Wilburn L. Smith dated October 8, 1998 in favor of the Company (Incorporated by reference to Exhibit 10.13 of the Company's Form 10-K filed for the year ended December 31, 1998)

*10.14 Stock option agreement with David A. Savula dated February 6, 1998 (Incorporated by reference to Exhibit 10.14 of the Company's Form 10-K filed for the year ended December 31, 1998)

*10.15 Stock option agreement with David A. Savula dated July 2, 1998 (Incorporated by reference to Exhibit 10.15 of the Company's Form 10-K filed for the year ended December 31, 1998)

*10.16 Stock option agreement with David A. Savula dated July 2, 1998 (Incorporated by reference to Exhibit 10.16 of the Company's Form 10-K filed for the year ended December 31, 1998)

10.17 Demand Note of Randy Harp dated December 22, 2000 in favor of the Company (Incorporated by reference to Exhibit 10.17 of the Company's Annual Report on Form 10-K for the year ended December 31, 2000)

10.18 Loan agreement dated November 6, 2001 between Bank of Oklahoma, N.A. and the Company (Incorporated by reference to Exhibit 10.18 of the Company's Annual Report on Form 10-K for the year ended December 31, 2000)

10.19 Security agreement dated November 6, 2001 between Bank of Oklahoma, N.A. and the Company (Incorporated by reference to Exhibit 10.19 of the Company's Annual Report on Form 10-K for the year ended December 31, 2000)

21.1 List of Subsidiaries of the Company

23.1 Consent of Grant Thornton LLP

---

* Constitutes a management contract or compensatory plan or arrangement required to be filed as an exhibit to this report.

EXHIBIT 21.1

PRE-PAID LEGAL SERVICES, INC.
Subsidiaries of Registrant

Name of Subsidiary	State or Province Incorporation	Percentage of Ownership by Registrant
Pre-Paid Legal Casualty, Inc.	Oklahoma	100%
American Legal Services, Inc.	Oklahoma	100%
Pre-Paid Legal Services, Inc. of Florida	Oklahoma	100%
C & A Investments, Inc.	Oklahoma	100%
Pre-Paid Legal Administrators, Inc.	Oklahoma	100%
Justice 900, Inc.	Oklahoma	100%
Legal Service Plans of Virginia, Inc.	Virginia	100%
Ada Travel Service, Inc.	Oklahoma	100%
Pre-Paid Canadian Holdings, L.L.C.	Oklahoma	100%
National Pre-Paid Legal Services of Mississippi, Inc.	Georgia	100% owned by Pre-Paid Legal Services, Inc. of Florida
Pre-Paid Legal Services of Tennessee, Inc.	Tennessee	100% owned by Pre-Paid Legal Casualty, Inc.
PPL Legal Care of Canada Corporation	Nova Scotia, Canada	100% owned by Pre-Paid Canadian Holdings, L.L.C.

EXHIBIT 23.1

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated March 8, 2002, accompanying the consolidated financial statements included in the Annual Report of Pre-Paid Legal Services, Inc. on Form 10-K for the year ended December 31, 2001. We hereby consent to the incorporation by reference of said report in the Registration Statements of Pre-Paid Legal Services, Inc. on Forms S-8 (File No. 33-82144, effective July 28, 1994, File No. 33-62663, effective September 14, 1995, File No. 333-53183, effective May 20, 1998 and File No. 333-38386, effective June 1, 2000).

GRANT THORNTON LLP

Oklahoma City, Oklahoma
March 8, 2002

Board of Directors

Harland C. Stonecipher
Chairman and Chief Executive Officer of the Company

Wilburn L. Smith
President of the Company

Randy Harp
Chief Operating Officer of the Company

Kathleen S. Pinson
Controller of the Company

Peter K. Grunebaum
Director of Corporate Finance
Fortrent International
(and investment banking firm)
New York, New York

Shirley A. Stonecipher
Advisor

David A. Savula
Independent Marketing Contractor for the Company

John W. Hall
Chairman and Chief Executive Officer
Advantage Marketing Systems

Martin H. Belsky
Dean and Professor of Law
University of Tulsa College of Law

John A. Addison
President, Co-Chief Executive Officer
Primerica Financial Services

Pre-Paid Legal Stockholder Information

Communications regarding lost stock certificates, change of address, etc., should be directed to:
UMB Bank, N.A.
Securities Transfer Division
P.O. Box 410064
Kansas City Missouri 64141-0064
Investor Relations 800.884.4225

Corporate Headquarters
Pre-Paid Legal Services®, Inc.
321 East Main Street
Ada, Oklahoma 74820
www.prepaidlegal.com

Stock Transfer Agent
UMB BANK, N.A.
Securities Transfer Division
P.O. Box 410064
Kansas City, Missouri 64141-0064

Legal Counsel
Crowe & Dunlevy
1800 Mid-America Tower
20 North Broadway
Oklahoma City, Oklahoma 73102

Independent Accountants
Grant Thornton, LLP
Suite 1200
One Leadership Square
211 N. Robinson
Oklahoma City, Oklahoma 73102-7148

Our Mission

Our goal literally is to revolutionize the way legal services are delivered in North America and beyond by providing affordable access to top quality law firms for middle income individuals and families. In essence, "Justice for All" truly becomes a reality.

PPD
LISTED
NYSE

Pre-Paid Legal Services®, Inc.
321 East Main Street • Ada, Oklahoma 74820
580.436.1234 • www.prepaidlegal.com